Rule 424(b)(4)
                                                              File No. 333-28307

PROSPECTUS
                        1,382,229 SHARES OF COMMON STOCK

                       SUNRISE EDUCATIONAL SERVICES, INC.

         All of the 1,382,229 shares of $0.01 par value Common Stock ("Common Stock") of Sunrise Educational Services, Inc., a Delaware corporation (the "Company"), offered hereby (the "Offering") are being sold by certain Selling Securityholders of the Company. See "Selling Securityholders." The number of shares of Common Stock offered hereby includes such presently indeterminate number of shares of Common Stock as may be issued on conversion of outstanding shares of Series B Preferred Stock pursuant to the conversion provisions thereof and 300,000 shares of Common Stock issuable upon exercise of outstanding warrants (the "Warrants"). The Company will not receive any of the proceeds from the sale of shares by the Selling Securityholders.

         The shares of Common Stock registered for resale hereby have been registered pursuant to the Company's obligations contained in written agreements with certain of the Selling Securityholders. The Selling Securityholders may elect to sell all, a portion or none of the shares of Common Stock offered by them hereunder.

         The Company's Common Stock is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "SUNR." On May 27, 1997, the last reported sale price of the Common Stock on the Nasdaq was $1 3/8 per share. See "MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS."

         The shares of Common Stock registered for resale hereby may be sold by the Selling Securityholders from time to time, in ordinary brokers' transactions through Nasdaq at the price prevailing at the time of such sales. The commission payable will be the regular commission a broker receives for effecting such sales. The Common Stock also may be offered in block trades, private transactions, or otherwise. The net proceeds to the Selling Securityholders will be the proceeds received by them upon such sales, less brokerage commissions. All expenses of registration incurred in connection with this Offering are being borne by the Company, but the Selling Securityholders will pay any brokerage and other expenses of sale incurred by them. There can be no assurance that the Selling Securityholders will sell any or all of the shares of Common Stock registered hereunder.

THE SECURITIES OFFERED HEREBY INVOLVE SUBSTANTIAL RISK. SEE "RISK FACTORS" ON PAGE 6 OF THIS PROSPECTUS.

EACH SELLING SECURITYHOLDER AND ANY BROKER EXECUTING SELLING ORDERS ON BEHALF OF THE SELLING SECURITYHOLDER MAY BE DEEMED TO BE AN "UNDERWRITER" WITHIN THE MEANING OF THE SECURITIES ACT. COMMISSIONS RECEIVED BY ANY SUCH BROKER MAY BE DEEMED TO BE UNDERWRITING COMMISSIONS UNDER THE SECURITIES ACT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY NOR HAS THE COMMISSION OR ANY SUCH AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 17, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth
Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

         The Company has filed with the Commission a Registration Statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits thereto, copies of which may be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a full statement of the provisions hereof; each such statement contained herein is qualified in its entirety by such reference.

         The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered upon written or oral request of each person, a copy of any document incorporated herein by reference, (not including exhibits to the document that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to President, Sunrise Educational Services, Inc., 9128 East San Salvador, Suite 200, Scottsdale, Arizona 85258, telephone (602) 860-1611.



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                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. WHEN USED IN THIS PROSPECTUS, THE TERM "COMMON STOCK" SHALL REFER TO THE $.01 PAR VALUE COMMON STOCK OF THE COMPANY. SEE "DESCRIPTION OF SECURITIES". AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERM "COMPANY" REFERS TO SUNRISE EDUCATIONAL SERVICES, INC., AND ITS SUBSIDIARIES AND PREDECESSORS.

                                   THE COMPANY

         Sunrise Educational Services, Inc. operates a chain of premium quality child care centers that offer comprehensive educational child care services primarily for children ages six weeks to twelve years. The Company currently operates 36 child care centers in Arizona, Hawaii, Colorado and Wisconsin. Enrollment on April 30, 1997 was approximately 4,000 children and the aggregate licensed capacity of the Company's child care centers was 5,160 children. The Company offers both full and half-day programs, as well as extended hours at several of its facilities.

         The Company's strategy is to be a comprehensive provider of high quality educationally oriented child care services in demographically desirable markets. The Company intends to pursue this strategy by acquiring individual centers and small chains of community-based centers, by promoting and developing employer sponsored and other partnership child care programs and by assuring that its child care centers reflect quality facilities and equipment as well as innovative learning programs. Due to the fragmented nature of the child care industry, the Company believes that it has many opportunities to pursue its strategy of acquiring individual centers and small chains of community-based centers.

         The Company differentiates itself from most child care providers by offering a comprehensive educationally based curriculum that incorporates innovative teaching techniques and programs, and by offering its parents and children modern facilities and equipment. The Company's education-based programs emphasize, among other things, the use of learning centers to enhance the child's development. The programs are designed to appeal to parents who consider education and development, rather than custodial care, as being most important in choosing a child care facility. In addition to the regular learning programs, all of the Company's child care centers offer computer-based learning programs using state-of-the-art software and a number of extra-curricular programs such as gymnastics, piano lessons and aquatic activities. Upon acquisition of new child care centers, the Company implements its learning programs and curriculum and, if necessary, updates and modernizes the equipment and facilities of the acquired centers. The Company believes that such programs and strategies contribute significantly to its revenues.

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

         The Company's strategic emphasis on child development and learning programs are geared toward modern attitudes about child care and early education. Surveys show that working mothers believe that their children benefit from center-based child care because it is educational, contributes to child development and builds social skills. Surveys also show that working mothers believe that one-on-one child care is of lesser educational value than group care.

         The Company was organized under Delaware law in May 1987, and is the successor to two corporations that initially operated the Company's child care centers. Venture Educational Programs, Inc. ("Venture"), an Arizona corporation, was formed in 1980. Venture operated the first two Sunrise Preschools, which opened in September 1982 and September 1984, respectively, and also operated a child care center under another name until August 1984. An affiliated company, Sunrise Preschools, Inc., an Arizona corporation ("Sunrise Arizona"), was formed in November 1985 and operated five child care centers, which opened from January 1986 to May 1987. On May 27, 1987, Venture was merged into Sunrise Arizona, and on May 28, 1987, Sunrise Arizona was merged into the Company. The Company has one wholly owned subsidiary, Sunrise Preschools Hawaii, Inc., formed in fiscal 1990 to operate child care centers in Hawaii. Another subsidiary, Sunrise Holdings, Inc., formed in fiscal 1987 to construct the Company's child care centers, was dissolved effective September 10, 1994. On January 31, 1997 the Company amended its Restated Certificate of Incorporation to change its name from Sunrise Preschools, Inc. to Sunrise Educational Services, Inc.

          Effective February 1, 1994, a portion of the Company's operations were transferred to a Hawaii nonprofit corporation, Preschool Services, Inc. ("PSI"). Because of PSI's nonprofit status, PSI is eligible to receive certain grants and subsidies. Under a written agreement between the Company and PSI, the Company provides PSI with management and administrative services and educational programs in exchange for a management fee. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         In December 1995, the Company completed a public offering of 333,333 newly issued shares of Series C Preferred Stock at $15 per share. Net proceeds from the offering were $4,026,475.

         In February 1996, the underwriters of the public offering exercised their option to purchase 24,000 additional shares of Series C Preferred Stock to cover over-allotments. These shares were sold by the Company at the same price and same terms as those applicable to the initial offering of Series C Preferred Stock, and resulted in net proceeds to the Company of $298,072.

         The Company intends to use the proceeds from the public offering primarily to acquire, open and equip additional child care centers. During fiscal 1996, the Company acquired or opened six additional centers, increasing its licensed capacity by approximately 1,011 additional children. Management is continuing to pursue various expansion and acquisition opportunities. During the six months ended January 31, 1997, the Company acquired four additional centers and opened one newly constructed center, increasing the licensed capacity by 702 additional children.

         The Company's principal executive offices are located at 9128 East San Salvador, Suite 200, Scottsdale, Arizona 85258, and its telephone number is
(602) 860-1611.

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

         The fiscal year of the Company consists of eight four-week periods and four five-week periods. Each quarter of the Company's fiscal year consists of two four-week periods and one five-week period. The Company's fiscal year ends on the Saturday nearest July 31 of each year. However, for clarity of presentation, all information has been presented as if the fiscal year ended on July 31.

         This Prospectus contains "forward-looking statements," including statements regarding, among other items, the Company's growth strategy, future products, sales, ability to license future software programs and market products and anticipated trends in the Company's business. Actual results could differ materially from these forward-looking statements as a result of a number of factors, including, but not limited to, intense competition in various aspects of its business, adverse publicity, insurance, the seasonal nature of its business, government regulation, and other factors described under "Risk Factors" set forth below and elsewhere herein.

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
                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD GIVE CAREFUL CONSIDERATION, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, TO THE FOLLOWING RISK FACTORS. THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS," INCLUDING STATEMENTS REGARDING, AMONG OTHER ITEMS, THE COMPANY'S GROWTH STRATEGY, FUTURE PRODUCTS, SALES, ABILITY TO LICENSE FUTURE SOFTWARE PROGRAMS AND MARKET PRODUCTS AND ANTICIPATED TRENDS IN THE COMPANY'S BUSINESS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, INTENSE COMPETITION IN VARIOUS ASPECTS OF ITS BUSINESS, ADVERSE PUBLICITY, INSURANCE, THE SEASONAL NATURE OF ITS BUSINESS, GOVERNMENT REGULATION, AND OTHER FACTORS DESCRIBED IN THE RISK FACTORS SECTIONS SET FORTH BELOW AND ELSEWHERE HEREIN.

         NO ASSURANCE OF CONTINUED PROFITABLE OPERATIONS. For the fiscal years ended July 31, 1996 and July 31, 1995, the Company had a net loss of $(857,308) ($0.40 per share) and net income of $806,852 ($0.29 per share), respectively. Operating income (loss) for the fiscal years ended July 31, 1996 and July 31, 1995 was $(934,018) and $611,485, respectively. Although the Company expects to have profitable operations in the future, there can be no assurance that the Company will, in the future, achieve or sustain profitability.

         COMPETITION. The child care industry is highly fragmented and competitive, and Phoenix, Arizona is one of the most competitive markets in the United States. The Company competes with child care centers owned by national chains as well as child care facilities operated by local community and church-affiliated profit and non-profit organizations. Some of the non-profit child care centers that the Company competes with are supported to a large extent by endowments, charitable contributions and other forms of subsidies, and consequently charge less for their services than the Company. In addition, the Company competes with individually owned proprietary child care centers, licensed and unlicensed child care homes, in-home individual child care providers, public schools and businesses that provide child care for their employees. A number of the Company's competitors have substantially greater resources than the Company. See "BUSINESS -- Competition."

         ADVERSE PUBLICITY. Some providers of child care have received negative publicity concerning alleged child abuse, inadequate supervision and on-site accidents. Although the Company has not been the subject of any adverse publicity, any such publicity, whether accurate or not, could result in decreased enrollment and have a material adverse effect on the Company.

         INSURANCE. In addition to general liability insurance, the Company maintains insurance coverage for child physical and sexual abuse claims, which is subject to an annual aggregate limitation of $2,000,000. Recently, some operators of child care centers, including the Company, have experienced greater difficulty in obtaining such insurance at reasonable rates. Although the Company has never had a claim for child physical or sexual abuse, there can be no assurance that insurance for child physical and sexual abuse will continue to be available to the Company in the future or that increased premiums for such insurance will not require the Company to increase the cost of providing child care services. If such insurance is not available to the Company, or if amounts

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

of coverage are not adequate, the Company may be materially and adversely affected. See "BUSINESS -- Insurance."

         SEASONAL FLUCTUATIONS. Child care centers, including those of the Company, experience decreased enrollment, and therefore decreased revenue, in the summer months and around certain major holidays. There can be no assurance that Company programs designed to increase enrollment in the summer will be successful. See "BUSINESS -- Curricula and Programs."

         GOVERNMENT REGULATION. Child care centers must comply with various state and local statutes and regulations. Centers are periodically inspected by state agencies to review adherence to child care standards, including, among other things, staffing, cleanliness and safety standards. The Company has not experienced any difficulty in complying with various government regulations. Additional regulations or changes in existing regulation might impose additional compliance costs on the Company, which could have a material adverse effect on the Company. In addition, certain tax laws presently provide for certain credits and other incentives relating to child care costs. Changes in such tax laws could have a material adverse effect on the Company. See "BUSINESS -- Government Regulation."

         GEOGRAPHIC CONCENTRATION. Currently, all of the child care centers operated by the Company are located in Arizona, Colorado, Hawaii and Wisconsin. The success of such operations is therefore dependant to some extent on the economies of such regions. If these geographic areas experience an economic downturn or recession, the Company's financial condition and business prospects could be materially and adversely affected.

         EXPANSION. The Company intends to continue to open new child care centers and to acquire individual and community-based chains of child care centers. In addition, the Company plans to continue to expand its operations through various partnership and contractual relationships with third parties. Although the Company's current operations are based in Arizona, Colorado, Hawaii and Wisconsin, the Company's current expansion plans include considering opportunities in the southwestern United States as well as in other geographic regions of the country. There can be no assurance that the Company will achieve its planned expansion or that its expansion will be profitable. The success of the Company's expansion program will depend on a number of factors, many of which may be beyond the Company's control, including the availability of sufficient capital, the identification of appropriate acquisition candidates and suitable build-to-suit child care center sites, the Company's ability to attract, train and retain qualified employees and management, the continuing profitability of existing operations, the successful management of planned growth and the ability of the Company to operate new child care centers in a profitable manner. Although the Company currently intends to lease from third parties newly constructed child care facilities developed for the Company rather than undertaking its own construction, if the Company were to undertake its own construction, there can be no assurance that it could construct its child care centers on a cost-effective basis or that appropriate financing could be obtained. Construction of child care centers is subject to the risk of delays and cost overruns, and such occurrences could have a material adverse effect on the Company. See "BUSINESS -- Expansion."

          DEPENDENCE UPON KEY PERSONNEL. The success of the Company will be largely dependent upon the efforts and abilities of James R. Evans, President

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and  Chairman  of the Board,  and Barbara L. Owens,  Executive  Vice  President,
Secretary and Treasurer. See "MANAGEMENT." The Company has employment agreements with Mr. Evans and Ms. Owens. The Company also maintains for its benefit key man life insurance on Mr. Evans in the amount of $1,000,000. See "EXECUTIVE COMPENSATION -- Employment Contracts." Nevertheless, the loss of the services of Mr. Evans or Ms. Owens could have a material adverse effect on the Company. In addition, the Company's success is also dependent upon its ability to hire additional qualified personnel, and there can be no assurance that the Company will be able to hire or retain qualified personnel.

         LIMITATION ON DIRECTOR LIABILITY; CONTROL OF COMPANY. Among other matters, certain provisions of the Company's Restated Certificate of Incorporation and Bylaws limit or eliminate director liability for certain actions and require approval of greater than 50% of the shares eligible to vote on certain matters. These and other provisions could, under certain circumstances, prevent redress by stockholders for certain actions taken by the directors and management and make it more difficult for an outsider to obtain control of the Company. See "DESCRIPTION OF SECURITIES."

         RELATIONSHIP WITH PSI. Certain officers and directors of the Company also serve as officers and directors of PSI. The Company believes it is unlikely that any conflicts of interest will arise with PSI; however, any transaction to which both the Company and PSI are a party that involves a potential conflict of interest may be approved by the Board of Directors of the Company only with the approval of a majority of the Company's directors including the Company's outside directors that are not also officers or directors of PSI. Currently the Company has one outside director who is not also an officer or director of PSI. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         FUTURE SALES OF COMMON STOCK. As of the date of this Prospectus, the Company had outstanding 3,079,491 shares of Common Stock, excluding shares issuable upon the exercise of convertible stock, warrants and options. Of the shares of Common Stock currently outstanding 82,229 shares are "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act and under certain circumstances may be sold without registration pursuant to such rule. The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing, market price of the Company's securities, although any future sales of substantial amounts of securities pursuant to Rule 144 could adversely affect prevailing market prices. See "PRINCIPAL AND SELLING SECURITYHOLDERS" and "DESCRIPTION OF SECURITIES."


          DIVIDENDS UNLIKELY. The Company does not intend to declare or pay cash dividends on its Common Stock in the foreseeable future. The Company expects that it will retain all available earnings, if any, to finance and expand its business.

         STOCK MARKET VOLATILITY. General market price declines or market volatility in the future could adversely affect the price of the Common Stock. In certain cases, volatility in the price of a given security can result from the short-term trading strategies of certain market segments. Such volatility can distort market value and can be particularly severe in the case of smaller capitalization stocks and immediately before or after an important corporate event such as a public offering. In recent years, the stock markets in general have experienced extreme price fluctuations in response to such occurrences as quarterly variations in operating results, changes in earnings estimates by analysts, adverse publicity, strategic relationships or other events or facts. This pattern of extreme volatility in the stock market,

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

which in many cases was unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock may adversely affect the market price of the Common Stock.

         EFFECT OF OUTSTANDING OPTIONS AND WARRANTS. Certain events, including the issuance of additional shares of Common Stock upon the exercise or conversion of outstanding options, warrants and preferred shares of the Company, could result in substantial dilution of the Common Stock. As of April 30, 1997, the Company had outstanding (i) 500,000 shares of Series B Preferred Stock; (ii) 357,333 shares of Series C Preferred Stock; (iii) options to purchase an aggregate of 648,080 shares of Common Stock; (iv) warrants to purchase an aggregate of 495,000 shares of Common Stock; and (v) warrants to purchase an aggregate of 33,333 shares of Series C Preferred Stock. The Company has an additional 183,874 shares of Common Stock reserved for issuance under its existing stock option plans. For the respective terms of such options, the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Common Stock with a resulting dilution in the interests of the other stockholders. Further, the terms on which the Company may obtain additional financing during that period may be adversely affected by the existence of such options. The holders of the options may exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided therein. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "DESCRIPTION OF SECURITIES."

         NON-REGISTRATION IN CERTAIN JURISDICTIONS OF SHARES; NEED FOR CURRENT PROSPECTUS. Although the Common Stock will not knowingly be sold to purchasers in jurisdictions in which the Common Stock are not registered or otherwise qualified for sale, purchasers may buy Common Stock or the components thereof in the aftermarket. In addition, investors in this Offering will not be able to purchase their shares, unless at the time of purchase the Company has a current prospectus covering the shares of Common Stock. No assurances can be given that the Company will be able to effect any required registration or qualification or maintain a current prospectus. See "Description of Securities."

         POSSIBLE ADVERSE EFFECTS OF AUTHORIZATION OF PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS. As of April 30, 1997, the Company had outstanding 500,000 and 357,333 shares of Series B Preferred Stock and Series C Preferred Stock, respectively. The annual dividend rate of the Series B Preferred Stock is $.10 per share and each share is convertible into one share of Common Stock. Each holder of the Series C Preferred Stock is entitled to receive a cumulative dividend of 9% per annum, 7.0588 shares of Common Stock upon conversion, and certain additional preferences and rights. In addition, the Company's Board of Directors has the authority to issue up to 142,667 shares of preferred stock, $1.00 par value ("Preferred Stock"), in one or more series and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The Preferred Stock currently outstanding, as well as the potential future issuance of additional Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change of control of the Company. In addition, certain provisions in the Company's Articles of Incorporation and By-laws creating a staggered-term board and relating to supermajority stockholder approval of certain business combinations by the Company, restrictions on calling special meetings of stockholders, restrictions on removal of directors and restrictions on amendments to the By-laws may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company. See "DESCRIPTION OF SECURITIES."

         RISK OF LOW-PRICED STOCK; PENNY STOCK REGULATIONS. If the Company's securities were delisted from Nasdaq (See "RISK FACTORS--Nasdaq Listing and Maintenance Requirements; Risk of Delisting"), they could become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers in this Offering to sell any of the securities acquired hereby in the secondary market.

         The Commission adopted regulations which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The foregoing required penny stock restrictions will not apply to the Company's securities if such securities are listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. In any event, even if the Company's securities were exempt from such restrictions, it would remain subject to Section 15(b)(6)of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest.

         If the Company's securities were subject to the existing or proposed rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.

         NASDAQ LISTING AND MAINTENANCE REQUIREMENTS; RISK OF DELISTING. The Company's Common Stock is currently quoted on the Nasdaq SmallCap Market. See "COVER PAGE." Under the rules for continued listing in the Nasdaq system, a company is required to maintain at least $2,000,000 in total assets, two market-makers, a public float of at least $200,000 and a minimum bid price of $1.00 per share or, if the share price criterion cannot be met, $2,000,000 in capital and surplus and a public float of $1,000,000. In addition, Nasdaq has proposed more stringent maintenance criteria for continued listing, including eliminating the alternative to the $1.00 minimum bid price, establishing minimum net tangible assets, net income and market capitalization tests, increasing the required amount of public float shares, the minimum bid price and the number of market makers, and instituting more stringent corporate governance standards. Adoption of any or all of the proposals could make it more difficult for the Company to maintain compliance with the listing criteria, assuming the Company is accepted for listing on the SmallCap Market. Upon notice of a deficiency in one or more of the maintenance requirements, the Company would be given 90 days (30 days in the case of the number of market-makers) to comply with the maintenance standards. Failure of the Company to meet the maintenance requirements of Nasdaq could result in the Company's securities being delisted from Nasdaq, with the result that the Company's securities would trade on the OTC Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau Incorporated. As a consequence of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Company's securities. Among other consequences, delisting from Nasdaq may cause a decline in the stock price, the loss of news coverage about the Company and difficulty in obtaining future financing.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of Common Stock in this Offering.

                                 DIVIDEND POLICY

         The Company has never paid a dividend on its Common Stock. The Company presently does not anticipate paying any dividends on its Common Stock in the foreseeable future. Pursuant to the terms of the Series C Preferred Stock, the Company is obligated to pay a cumulative annual dividend of 9% to the holders of the Series C Preferred Stock, which currently amounts to $32,159 in the aggregate based on 357,333 issued and outstanding shares of Series B Preferred Stock. One year after the date of the first issuance of shares of Series C Preferred Stock (December 22, 1996), the Company may, in its discretion, elect to pay dividends on the Series C Preferred Stock in shares of Common Stock having a fair market value equal to the amount of the dividend. The Series C Preferred Stock ranks junior to the Series B Preferred Stock of the Company and, consequently, all dividends payable on the Series B Preferred Stock must be current prior to the payment of any dividends on the Series C Preferred Stock. The annual dividend rate of the Series B Preferred Stock is $.10 per share, which currently amounts to $50,000 per year in the aggregate based on 500,000 issued and outstanding shares of Series B Preferred Stock. As of April 30, 1997, accrued but unpaid dividends payable on the Series B Preferred Stock were $4,167. In addition, the Company has a credit facility with a bank pursuant to which it may borrow up to $500,000. As of April 1, 1997, approximately $323,000 had been borrowed under this credit facility and certain other loans with such bank. Pursuant to the terms of the credit facility and such loans, the Company may not pay any cash dividends, including dividends on the Series C Preferred Stock, without the consent of the bank. Furthermore, under Delaware corporate law, the Company may be prohibited in certain circumstances from paying dividends (whether in cash or otherwise). See "RISK FACTORS" and "DESCRIPTION OF SECURITIES."

                    MARKET FOR REGISTRANT'S COMMON EQUITY AND
                          RELATED STOCKHOLDERS MATTERS

         The Common Stock was registered under Section 12(g) of the Exchange Act in 1987. From September 11, 1987 until January 27, 1991, when Nasdaq changed its listing requirements, the Common Stock was listed on Nasdaq under the symbol SUNR. From January 28, 1991 until December 19, 1995, the Common Stock was quoted in the National Daily Quotation Service ("Pink Sheets") published daily by the National Quotation Bureau, Inc. under the symbol SUNR. Quotations were also available through the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol SUNR. Beginning December 20, 1995, the Company's Common Stock has been quoted on the Nasdaq Small Cap Market under the symbol SUNR. The following table sets forth the high and low bid prices for the Common Stock based on closing transactions during each specified period as reported by the National Quotation Bureau, Inc., (through December 19, 1995, which prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions), and the high and low sales prices as reported by Nasdaq (subsequent to December 19, 1995).

     Fiscal 1997                                   HIGH          LOW
                                                  ------        ------
         First Quarter                            $1.625        $1.188
         Second Quarter                            1.375         1.125
         Third Quarter (through April 1, 1997)     1.938         1.250

     Fiscal 1996                                   HIGH          LOW
                                                  ------        ------
         First Quarter                            $3.313        $2.125
         Second Quarter                            2.500         1.813
         Third Quarter                             2.063         1.250
         Fourth Quarter                            1.938         1.375

     Fiscal 1995                                   HIGH          LOW
                                                  ------        ------
         First Quarter                            $1.375        $1.000
         Second Quarter                            1.688          .938
         Third Quarter                             1.563         1.125
         Fourth Quarter                            2.625         1.250

         There were approximately 260 record holders and 700 beneficial holders of the Company's Common Stock as of April 15, 1997. On May 15, 1997, the high and low sale prices for the Common Stock were $1 3/8 and $1 3/8, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO SET FORTH ELSEWHERE IN THIS PROSPECTUS.

RESULTS OF OPERATIONS. On January 31, 1997, the Company operated 36 child care centers versus 27 centers as of January 31, 1996. The increase in the number of centers was the result of the Company purchasing the operations of six centers in Arizona (five of which were previously operating and one of which was newly opened) and one center in Colorado, and opening one newly constructed center in Arizona. In addition, through its contract with Preschool Services, Inc.
("PSI"), the Company assumed management of a newly opened center in Hales Corner, Wisconsin. These additional centers increased the total licensed capacity of the Company's centers by 1,065 children. The impact of the acquisitions on the operations of the Company are included in the discussion of operating revenues and expenses below. During the first six months of fiscal 1996, the Company purchased the operations of two centers in Colorado.

         On January 24, 1997, the stockholders of the Company approved a proposal to change the Company's name from Sunrise Preschools, Inc. to Sunrise Educational Services, Inc. This change was made to reflect the widened area of services provided by the Company through its Sunrise Preschools, Suncrest Private Schools and Sunburst Child Care divisions, and any subsequent direction the Company takes relative to educational services provided.

SIX MONTHS ENDED JANUARY 31, 1997 (FIRST SIX MONTHS OF FISCAL 1997) COMPARED TO SIX MONTHS ENDED JANUARY 31, 1996 (FIRST SIX MONTHS OF FISCAL 1996)

         Operating revenue for the first six months of fiscal 1997 was $6,342,854, an increase of $1,603,093, or 33.8% from revenue of $4,739,761 for the first six months of fiscal 1996. Of this increase, $1,415,120 was due to the inclusion of revenues of the acquired and newly opened centers, and $187,973 was due to a 4.0% increase in same-center revenues. The increase in same-center revenues was due to a moderate tuition increase, but was offset by a large decrease in child attendance during the Christmas and New Year's holiday periods. Due to the timing of the holidays this year (both Christmas and New Year's fell on Wednesdays), many children were absent from the centers for the entire holiday weeks rather than for just one or two days each week. This decrease in attendance had a significant negative impact on revenues during the holiday period. Revenues at three of the acquired centers were negatively impacted by a change in the regulations for reimbursement for food costs under the USDA Food Program. This change resulted in Food Program revenues at these centers being approximately $50,000 lower than they would have been otherwise.

         Operating expenses for the first six months of fiscal 1997 were $6,388,501 (100.7% of operating revenue), an increase of $1,619,048 or 33.9%
from operating expenses of $4,769,453 (100.6% of operating revenue) for the first six months of fiscal 1996. Of this increase, $1,590,075 was due to the acquired and newly opened centers. The remaining increase was due to increases in payroll and general and administrative costs, partially offset by a decrease in facilities and maintenance expenses.

         Payroll expense for the first six months of fiscal 1997 was $3,217,165 (50.7% of operating revenue), an increase of $891,848 or 38.4% from payroll expense of $2,325,317 (49.1% of operating revenue) for the first six months of fiscal 1996. Of this increase, $755,845 was due to the acquired and newly opened centers, $13,686 was for additional corporate staff added in connection with the Company's expansion program, and $122,317 was for increased same-center salaries due to slightly higher average salaries.

         Facilities and maintenance costs for the first six months of fiscal 1997 were $2,265,666 (35.7% of operating revenue), an increase of $478,213 or 26.8% from facilities and maintenance costs of $1,787,453 (37.7% of operating revenue) during the first six months of fiscal 1996. This increase was due to $524,201 in costs at the acquired and newly opened centers, an increase in equipment lease expense of $37,776, and an increase in depreciation and amortization of $32,777. These increases were offset by a $54,831 decrease in rent expense, a decrease in cleaning and maintenance services costs of $37,817 due to a change in the contractor used by the Company to provide cleaning and maintenance services, and a decrease in other facilities and maintenance costs of $23,893.

         In the first six months of fiscal 1996, rent expense included $97,581 of deferred sublease payments payable by PSI. In the fourth quarter of fiscal 1996, the Company established a reserve for rental commitments related to the remaining lease payments due by PSI. Future unpaid sublease payments are offset against this reserve rather than being charged to rent expense. This resulted in a decrease in rent expense in the first six months of fiscal 1997 of $97,581, partially offset by an increase of $42,750 in same-center rents due to moderate rent increases at several of the centers.

         General and administrative expenses for the first six months of fiscal 1997 were $905,670 (14.3%) of operating revenue), an increase of $248,987, or 37.9% from general and administrative expenses of $656,683 (13.9% of operating revenue) during the first six months of fiscal 1996. Of this increase, $189,646 was attributable to the acquired and newly opened centers. In addition, advertising costs increased $66,859 due to continuance of a multi-media advertising program into the Fall, and higher yellow pages costs as a result of the new centers. This was partially offset by a decrease of $30,770 in insurance costs. The remaining increase was due to moderate increases in other general and administrative costs such as office supplies and bank charges.

         Net income for the first six months of fiscal 1997 was $2,601 compared to a net loss of $20,927 for the first six months of fiscal 1996, primarily due to improved same-center operations and the reduction in rent expense, partially offset by lower child attendance during the Christmas and New Year's holiday periods.

FISCAL YEAR ENDED JULY 31, 1996, COMPARED TO FISCAL YEAR ENDED JULY 31, 1995

         Operating revenue for fiscal 1996 was $10,237,418, an increase of $462,395, or 4.7% from revenue of $9,775,023 for fiscal 1995. This increase was due to the inclusion of revenues of the acquired centers of $599,163. This increase was partially offset by the transfer of one of the Company's child care centers to PSI as of August 1, 1995. The Company continues to manage this child care center under a management agreement with PSI, for which the Company earns a management fee; however, the consolidated financial statements for fiscal 1996 no longer include the revenues or expenses of this center. As a result of this transfer, operating revenue decreased by $257,409 and operating expenses decreased by $239,409 from fiscal 1995. The impact of this transfer on net income for fiscal 1996 was a reduction of $18,000. In addition, revenues decreased $42,000 due to the deferral of administrative fees from PSI.

         Excluding  the items  discussed  above,  operating  revenues  increased
$120,641 from fiscal 1995. Due to increased enrollments at certain of the Company's centers and a moderate tuition increase in January, revenues increased $386,222. This was offset by a decrease of $181,705 in revenues received under one of the Company's employer child care contracts as a result of large layoffs by the employer and a decrease of $83,876 in revenue at one of the Company's centers due to lower enrollment levels.

         Operating expenses for fiscal 1996 were $11,171,436 (109.1% of operating revenue), an increase of $2,007,898 or 21.9% from operating expenses of $9,163,538 (93.7% of operating revenue) for fiscal 1995. Of this increase, $655,519 was due to the inclusion of the acquired centers and $602,000 was due to the establishment of a reserve for impaired assets and rental commitments in connection with the Company's agreement with PSI which is included in facilities and maintenance costs. The remaining increase was due to an increase in other facilities and maintenance costs and general and administrative expenses, partially offset by a decrease in payroll expense.

         Payroll expense for fiscal 1996 was $5,055,138 (49.4% of operating revenue), an increase of $264,176 or 5.5% from payroll expense of $4,790,962 (49.0% of operating revenue) for fiscal 1995. This increase was due to $341,906 in salaries at the acquired centers, an $88,572 increase in corporate salaries due to staff added in connection with the Company's expansion program, and a $221,594 increase in other salaries. These increases were partially offset by a decrease of $210,843 due to the transfer of one of the Company's centers to PSI, as discussed above. In addition, payroll expense decreased $177,053 due to the Company's decision, in May 1995, to outsource its maintenance operations. Accordingly, the Company now pays a monthly fee for maintenance services, which is included in facilities and maintenance costs, rather than paying for staffing directly as part of payroll expense.

         Facilities and maintenance costs for fiscal 1996 were $4,478,373 (43.7% of operating revenue), an increase of $1,502,457 or 50.5% from facilities and maintenance costs of $2,975,916 (30.4% of operating revenue) during fiscal 1995. Of this increase, $231,579 is attributable to the acquired centers and $602,000 was due to the establishment of a reserve for impaired assets and rental commitments in connection with the Company's agreement with PSI. The remaining increase is due to an increase of $279,715 in rent expense, a $219,060 increase in maintenance costs and a $179,103 increase in depreciation and amortization expense, partially offset by a decrease of $9,000 in other facilities and maintenance costs.

         Due to continued operating losses incurred during 1996, PSI approved a plan to close two of its schools upon the expiration of the leases. Since the estimated cash flows will not be sufficient to recover the leasehold improvements related to these two schools, the Company recorded an impairment reserve for these assets which totaled approximately $184,000 which is included in facilities and maintenance expenses in fiscal 1996.

         Also, since the Company is the lessee for two of the leases, they are contingently liable for the lease payments to third parties. Since the estimated future cash flows of PSI will not be sufficient to make the scheduled lease payments, the Company recorded a contingent liability of approximately $418,000 related to the remaining lease payments which is included in facilities and maintenance expenses in fiscal 1996.

         The increase in rent expense was due to moderate rent increases at several of the centers, and to the deferral of $228,971 in sublease payments payable by PSI under the PSI Agreement. Maintenance costs increased $177,053 due to the Company's decision, in May 1995, to outsource its maintenance operations (see Payroll above for discussion of corresponding decrease in payroll costs). The remaining increase in maintenance costs is primarily due to increased cleaning and maintenance supplies costs. The increase in depreciation and amortization expense is primarily due to the deferral of $134,612 in lease payments payable under the PSI Agreement, and to $11,568 in amortization of intangible acquisition costs. These increases were partially offset by decreases in other costs, such as auto expenses and taxes.

         General and administrative expenses for fiscal 1996 were $1,637,925 (16.0% of operating revenue), an increase of $241,265, or 17.3% from general and administrative expenses of $1,396,660 (14.3% of operating revenue) during fiscal 1995. Of this increase, $82,034 was attributable to the acquired centers. In addition, advertising costs increased $105,267 due to the implementation of a new advertising program. The remaining increase was due to $70,859 in preopening expenses for new centers and $57,600 in expenditures related to developing the Company's strategic growth and acquisition plans, and moderate increases in other general and administrative costs such as office supplies, licenses and fees. These increases were partially offset by a $103,816 decrease bad debt expense.

         Other income for fiscal 1996 decreased $8,386 from fiscal 1995 due to reduced gain on sale of fixed assets, primarily vans, traded in during the year. Net interest income increased $109,729 due to interest income on the invested proceeds of the December 1995 public offering.

         Net loss for the year ended July 31, 1996 was $857,308 ($0.40 per share) compared to net income of $806,852 ($0.29 per share) for the year ended July 31, 1995 which was the second most profitable year in the Company's history. This decrease is primarily due to the allowance provided of approximately $406,000 for amounts receivable under the PSI Agreement; the establishment of a $602,000 reserve for impaired assets and rental commitments in connection with the Company's agreement with PSI; the inclusion of an income tax benefit of $220,000 in fiscal 1995; $70,859 in preopening costs for new centers; and a decrease in enrollments under one of the Company's employer child care contracts due to layoffs by the employer. In addition, costs incurred in connection with the Company's advertising and expansion programs, and in developing the Company's strategic growth plan have, in the current period, decreased net income.

SEASONALITY AND QUARTERLY RESULTS

         The following table reflects certain selected unaudited quarterly operating results for the first two quarters of fiscal 1997 and for each quarter of fiscal 1996. The operating results of any quarter are not necessarily indicative of results of any future period.

                                                    Quarter Ended (In Thousands)
                                   -----------------------------------------------------------
                                   Jan. 31,   Oct. 31,  Jul. 31,  Apr. 30,  Jan. 31,  Oct. 31,
                                     1997      1996      1996       1996     1996       1995
                                   --------   --------  --------  --------  --------  --------
Operating revenue                  $ 3,100    $ 3,243   $ 2,187   $ 2,681   $ 2,304   $ 2,435
Operating expenses                  (3,264)    (3,124)   (3,787)   (2,615)   (2,413)   (2,356)
Income (loss) from operations         (164)       119      (970)       66      (109)       79
Income (loss) before income taxes  $  (134)   $   136   $  (943)  $   107   $   (93)  $    72

         The Company's operations are subject to seasonal fluctuations in summer months and around certain major holidays. These fluctuations have resulted in lower occupancy levels and lower operating results in the second and fourth fiscal quarters and higher occupancy levels and operating results in the first and third fiscal quarters.

TRENDS

         School enrollments, (excluding acquisitions) while remaining strong, were lower during the first ten months of fiscal 1996 than in the corresponding months of fiscal 1995. To boost enrollment levels, the Company implemented a new multi-media advertising program in January. This program continued during the third quarter. During June and July, the last two months of the fiscal year, enrollment levels equaled or exceeded those from June and July of 1995. Management believes that the advertising program, which will be continued during the first quarter of fiscal 1997, coupled with moderate tuition increases, should continue to have a positive effect on the Company. The establishment of a reserve for impaired assets and rental commitments in connection with the Company's agreement with PSI should also have a significant positive impact on the Company's future operations.

         The Company's expansion program, funded with the proceeds of the December, 1995 public offering, resulted in the addition of six centers during fiscal 1996. In addition, on August 22, 1996, the Company acquired four centers in the Phoenix metropolitan area, and, on October 14, 1996, opened a newly constructed free-standing center in Gilbert, Arizona. It is anticipated that the costs incurred by the Company in connection with developing its strategic growth plan and implementing its expansion program will benefit the Company in the future; however, there can be no assurance in this regard.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities for the year ended July 31, 1996 was $91,595. Cash was sufficient to meet the normal operating requirements of the Company. Due to the Company's public offering of preferred stock in December 1995, working capital increased by $1,986,021, from $210,600 at July 31, 1995 to $2,196,621 at July 31, 1996.

         Net cash used in operating activities for the first six months of fiscal 1997 was $235,555. Cash was sufficient to meet the normal operating requirements of the Company. Due to the Company's purchase of four child care centers in August, 1996, and amounts spent to upgrade the existing equipment at the acquired centers as well as to equip the newly opened centers, working capital decreased by $700,439, from $1,904,621 at July 31, 1996, to $1,204,182 at January 31, 1997.

         In December 1995, the Company completed a $5 million public offering of a new series of convertible preferred stock. Net proceeds from the offering were $4,026,475, a portion of which has been used primarily for expansion of the Company's operations, both through the opening of additional Company facilities and the acquisition of other existing child care centers. In February 1996, the underwriters of the offering exercised their option to purchase 24,000 additional shares of preferred stock to cover over-allotments. These shares were sold by the Company at the same price and same terms as those applicable to the initial offering of the preferred stock resulting in net proceeds to the Company of $298,072.

         On November 6, 1995, holders of warrants representing the right to purchase 47,074 shares of the Company's common stock were exercised. Net proceeds from this exercise were $40,404.

         Net cash used in investing activities for the year ended July 31, 1996, was $2,013,207, consisting of purchases of property and equipment totaling $916,886 and $1,107,121 in costs related to acquisitions. These uses were partially offset by $10,800 in proceeds from disposals of property and equipment.

         Net cash used in investing activities for the first six months of fiscal 1997 was $694,189, consisting of purchases of property and equipment totaling $496,691, and $494,264 in costs related to the centers acquired by the Company in August. These uses were partially offset by $296,766 in proceeds from the sale and leaseback of a portion of the equipment purchased over the past six months.

         Net cash provided by financing activities for the year ended July 31, 1996, was $3,970,917, consisting of proceeds from the exercise of warrants and the sale of preferred stock of $4,364,951 and additional borrowings of $319,360, offset by repayments of notes payable and capital leases of $147,311 and payment of dividends on Series B and C Preferred Stock of $566,083. The additional borrowings consisted of notes payable for the purchase of vehicles and $100,000 borrowed under the Company's working capital line of credit.

         Net cash used in financing activities for the first six months of fiscal 1997 was $164,378, consisting of additional notes payable of $54,408 for the purchase of vehicles and $50,000 in borrowings under the Company's working capital credit line, offset by repayments of notes payable and capital leases of $123,182 and payment of dividends on Series B and C Preferred Stock of $145,604. Dividends payable on Series B and C Preferred Stock as of January 31, 1997, were $44,367.

         Dividends payable on Series B and C Preferred Stock as of July 31, 1996 were $44,367, as reflected in the accompanying Consolidated Balance Sheet.

         The Company is current on all principal and interest payments on its notes payable and capital leases. The Company has two lines of credit with a financial institution totaling $500,000: 1) a $250,000 revolving working capital line, bearing interest at prime (8.25% at January 31, 1997) plus 1.00%, and; 2) a $250,000 nonrevolving line of credit for the purchase of vehicles and equipment, bearing interest at prime plus 1.25%. These lines of credit are renewable each year on January 31, and are secured by the Company's accounts receivable, inventory, furniture, vehicles and equipment. At July 31, 1996, borrowings under the working capital line totaled $100,000. Borrowings under the vehicle and equipment line consisted of $106,000 in drawdowns which were then converted into five-year notes payable.

         In April, 1997, the Company received a commitment from a financial institution for three new lines of credit totaling $3 million to replace the Company's existing credit facilities. These credit facilities are as follows:
(1) a $500,000 revolving working capital line bearing interest at prime plus 1.5%; (2) a $500,000 nonrevolving line of credit for the purchase of vehicles and equipment, bearing interest at prime plus 1.75%; (3) a $1,000,000 nonrevolving line of credit for acquisition financing, and; (4) a $1 million nonrevolving line of credit to refinance the Company's existing notes payable and capital leases at a more favorable average interest rate. These lines of credit are renewable each year on April 30, and are secured by the Company's accounts receivable, inventory, furniture, vehicles and equipment.

         The Company currently expects that it will be able to renew the lines of credit under similar terms upon their maturity. However, if the lines of credit are not renewed, there is no assurance that they can be replaced. If the Company were unable to renew or replace these lines of credit and was then unable to repay any outstanding balance, the bank could foreclose on the collateral.

         During fiscal 1996, the Company purchased the operations of the following five child care centers: two child care centers in the Denver, Colorado metropolitan area on November 1, 1995, one center in Colorado Springs, Colorado on April 5, 1995, one center in Sierra Vista, Arizona on April 16, 1996, and one center in Phoenix, Arizona on June 28, 1996. On August 22, 1996, the Company purchased the operations of four child care centers in the Phoenix metropolitan area, which have an aggregate licensed capacity of 504. The Company is also considering additional acquisitions of established child care centers operated in the southwestern United States, as well as in other geographic areas. The Company intends to finance these acquisitions through a combination of cash and long-term notes.

         The Company also plans to open several additional centers in the summer and fall 1997. Under current plans, one of these centers will be an on-site center at the corporate headquarters of Swift Transportation Company, Inc. The other new centers to be opened by the Company will be constructed by a third party and the Company will then enter into long-term leases for the land and buildings. Preopening costs of a center normally range between $90,000 and $110,000 per center. Management expects cash generated from operations and cash on hand as a result of the public offering to be sufficient to satisfy the needs at its existing schools for the next 12 months and to open the new centers as planned.

         The Company is also considering various additional acquisitions of established child care centers operated in the southwestern United States, as well as in other geographic areas. The Company intends to finance these acquisitions through a combination of cash and long-term notes.

NEW ACCOUNTING PRONOUNCEMENT

          In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which is required to be adopted in fiscal 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of implementing the provisions of this new standard has not yet been fully analyzed by management, but it is not expected to be material to any of the quarters.

IMPACT OF INFLATION

         Inflation has had no material effect on the Company's operations or financial condition.

OUTLOOK

         The Company's future operating results and many of the forward looking statements contained in this document are dependent upon a number of factors, including competition, government regulations, geographic concentration of the Company's child care centers, the Company's ability to successfully expand its operations as well as other factors. See "Risk Factors."

                                    BUSINESS
GENERAL

         Sunrise Educational Services, Inc. operates a chain of premium quality child care centers that offer comprehensive educational child care services primarily for children ages six weeks to twelve years. The Company currently operates 36 child care centers in Arizona, Hawaii, Colorado and Wisconsin. Enrollment on April 30, 1997 was approximately 4,000 children and the aggregate licensed capacity of the Company's child care centers was 5,160 children. The Company offers both full and half-day programs, as well as extended hours at several of its facilities.

         The Company's strategy is to be a comprehensive provider of high quality educationally oriented child care services in demographically desirable markets. The Company intends to pursue this strategy by acquiring individual centers and small chains of community-based centers, by promoting and developing employer sponsored and other partnership child care programs and by assuring that its child care centers reflect quality facilities and equipment as well as innovative learning programs. Due to the fragmented nature of the child care industry, the Company believes that it has many opportunities to pursue its strategy of acquiring individual centers and small chains of community-based centers.

         The Company differentiates itself from most child care providers by offering a comprehensive educational-based curriculum that incorporates innovative teaching techniques and programs, and by offering its parents and children modern facilities and equipment. The Company's education-based programs emphasize, among other things, the use of learning centers to enhance the child's development. The programs are designed to appeal to parents who consider education and development, rather than custodial care, as being most important in choosing a child care facility. In addition to the regular learning programs, all of the Company's child care centers offer computer-based learning programs using state-of-the-art software and a number of extra-curricular programs such as gymnastics, piano lessons and aquatic activities. Upon acquisition of new child care centers, the Company implements its learning programs and curriculum and, if necessary, updates and modernizes the equipment and facilities of the acquired centers. The Company believes that such programs and strategies contribute significantly to its revenues.

         The Company's strategic emphasis on child development and learning programs are geared toward modern attitudes about child care and early education. Surveys show that working mothers believe that their children benefit from center-based child care because it is educational, contributes to child development and builds social skills. Surveys also show that working mothers believe that one-on-one child care is of lesser educational value than group care.

THE CHILD CARE INDUSTRY

         There are two primary types of child care: center-based and home-based. Center-based care is provided by churches, nonprofit and for-profit entities that provide a wide variety of services ranging from custodial care to comprehensive preschool curricula. Home-based care is much less uniform than center-based care. There is usually greater dependence on the availability of and training by one or only a few adults, and facilities are less likely to be customized to the needs of children. Payment for child care services may be made completely by parents or subsidized in whole or in part by others, including governmental programs, employers and nonprofit churches or community groups.

         The for-profit child care market segment is highly fragmented, due to the large number of facilities offering child care services. Revenues for the for-profit child care market are estimated to be about $9 billion, based on a licensed capacity estimated at 3.5 million. The largest 50 for-profit child care providers are estimated to account for only 11% of industry revenues and it is estimated that there are more than 76,000 for-profit providers of child care in the United States. Based on its licensed capacity, the Company believes it ranks among the largest forty providers of child care services in the country.



                                [GRAPHIC OMITTED]
                                  [DESCRIPTION]
                    A pie chart depicting the for-profit child
                    care market that is large and fregmented showing that the top 50 chains account for only 11% of the market, with small operators accounting for about 89% of the market.



DEMOGRAPHIC TRENDS

         The for-profit child care market segment has grown substantially in the last 20 years. Prior to that time, child care was provided almost exclusively through in-home care, church-sponsored and other local nonprofit facilities. Demand has increased for additional child care facilities as the result of increasing numbers of single parents, dual income families and the increasing use by many parents of quality child care programs for the educational and developmental benefit of their children. This demand is somewhat seasonal, with slightly lower enrollment levels typically experienced during July and August, as well as around holidays, such as Christmas. National and regional chains and other independent for-profit child care centers compete to meet these needs.

         In recent years, a number of national demographic trends have significantly increased the demand for the Company's services. According to the United States Bureau of the Census, in 1989 (for the first time since 1964, the final year of the "baby boom") and again in 1990, 1991 and 1992, the number of babies born in the United States surpassed four million. From 1980 to 1990, the number of children under age five increased 13% and the number of children ages five through nine increased 7%. In addition, there has been an increase in the number of mothers in the workforce that have children ages three to five years, which has increased from 45% in 1978 to 53% in 1992. The number of women of child-bearing age in the work force has also increased in recent years. In light of the industry trends, the Company believes that demand for use of center-based educational and developmental programs of the type provided by the Company will continue to grow.



                                [GRAPHIC OMITTED]
                                  [DESCRIPTION]
                    A graph depicting the labor force
                    participation of women of child-bearing
                    age that starts with 41 million in 1990, increases to an estimated 43 million for 1995 and to an estimated 44 million in the year 2000.




                                [GRAPHIC OMITTED]
                                  [DESCRIPTION]
                    A graph depicting the percent of mothers
                    of preschool age children who work from
                    1970 through 1990. In 1970, 30% of mothers with preschool age children worked, in 1980, 47% worked and in 1990, 59% worked.


Source:  U.S. Bureau of Labor Statistics

CHILD CARE CENTER OPERATIONS

         Consistent with the Company's strategic emphasis on high quality child care, the Company's operations are designed to appeal to parents who want innovative learning programs emphasizing child development offered in modern facilities. The Company's approach to its operations includes the following concepts:

                  FACILITIES -- Facilities are designed with a number of features that promote an optimal atmosphere for child development, as well as efficient adult child interaction and observation. The Company's child care center design incorporates individual classrooms and provides a quiet atmosphere within each classroom while still allowing free movement from activity to activity. An abundance of windows gives the facility an open, airy and clean appearance. Most of the Company's child care facilities have observation rooms for parents to view their children's participation in the daily activities without interruption. Bathrooms are adjacent to each classroom for easy access and safe monitoring of children. Many facilities have video cameras in each classroom that are monitored on a continual basis at the front office. Licensed capacity of the Company's child care centers ranges from 10 to 249 children, although in some centers actual enrollment may be higher because some children are enrolled on a part-time basis.

                  PROGRAMS -- The Company believes in a developmental approach to learning in which each classroom is arranged with learning stations, or centers, that are designed to help children think, communicate and create. A wide variety of learning materials and equipment, including at least two computers per center, are available to the children. Field trips in Company vans are used to enhance the programs. The Company also provides various full-day and half-day programs, including ballet, computer, piano and gymnastics lessons and, during the summer, swimming and related aquatic activities.

                  PLAYGROUNDS -- All playgrounds consist of areas with equipment such as wheeled toys and climbing apparatus to help children develop their large muscle skills. Playgrounds are divided between younger and older children. Sandy areas are available, as are swings, slides, balancing and other play equipment.

                  AVAILABILITY -- The Company recognizes that the parents of enrolled children have varying child care needs. Parents may enroll their children for any mix of days per week with a minimum of two days per week. Most of the Company's child care centers are open from 6:00 a.m. to 6:30 p.m., five days per week, all year, except on major holidays. The Company also offers extended care at several of its facilities. Parents may visit their child's facility at anytime during operating hours. Each child care facility regularly conducts parents' nights, during which parents can discuss the progress of their children with the staff, watch their children perform or hear professionals in the child care field speak on relevant subjects.

                  MANAGEMENT -- Each child care facility is operated as a unit under the supervision of a director assigned to that facility. The director is responsible for hiring teachers, organizing and monitoring programs, supervising all records and regulatory compliance, collecting tuition, marketing and corporate office reporting. Directors are paid a monthly salary plus a bonus based on several factors, including enrollment levels and profitability of the child care facility.

CURRICULA AND PROGRAMS

         The Company believes that a developmental approach to learning, coupled with a strong early childhood foundation, is essential to positive growth in children. Children are grouped within each center by age and developmental level. The following programs are offered by the Company:

                  INFANTS -- The infant program is available on a full-time and, in some cases, a part-time basis, and includes various developmental activities designed to foster visual perception and motor development. This program is offered in an environment that is conducive to learning and provides stimulation for very young children.

                  TODDLERS -- The toddler program includes a variety of developmental activities such as wet and dry tables, blocks, dolls and art experiences. Development of social skills, gross motor skills and language skills is emphasized in the toddler program.

                  PRESCHOOLERS -- The preschool curriculum features pre-reading skills and other activities to prepare children for school. Learning centers are available in each classroom to expose children to art, music, science, sensory development, woodworking, math and language. In addition, the program includes daily individual and group activities designed to stimulate and enhance motor skills and physical development.

                  PRIVATE KINDERGARTEN AND FIRST GRADE -- The Company, responding to parents' general desire for more academics and a longer program at Sunrise, has instituted a private kindergarten and first grade program. This program allows the parents of a child who is of public school age the choice to stay at Sunrise for kindergarten and first grade. This program has been successful and the Company plans to continue to enhance these grade levels at many of their locations. Parents pay additional tuition for these programs. The Company believes that the higher academic standards, the lower ratios and the flexibility of the program will continue to increase enrollments in this area.

                  SCHOOL AGE CHILDREN -- The Company provides a before and after school program for children who are of primary school age. The Company offers to transport children in Company vans to the neighborhood schools in the morning, and back to each of the Company's child care centers in the afternoon. A portion of each day is set aside to help the children with homework from their schools. In addition, this program includes arts and crafts projects, field trips, dance and gymnastics classes, physical activities, group sports and computers. When neighborhood schools are closed for certain holidays or summers, these children can become full-time students.

                  SUMMER -- In an effort to increase enrollment in the summer months, the Company modifies its preschooler and school-age programs during the summer. The programs are enhanced with additional field trips and other optional activities. Historically, the Company has experienced a decrease in revenues during the summer months, which the Company believes is typical in the child care industry.

                  OPTIONAL PROGRAMS -- The Company offers special programs for children whose parents seek more specialized activities. Through cooperative efforts with outside organizations the Company offers special gymnastics and other classes for children ages three and up. Specialized gymnastics equipment has been installed on site at most of the Company's Arizona child care centers, and all of the classes are taught by professionally trained staff.

                  The Company also has contracted with an outside organization to offer sophisticated, computer-based, educational classes on site to children ages three and up utilizing highly trained teachers and state-of-the-art software. Other various special programs are offered by the Company including ballet, swimming, piano and karate. Presently, all of these special programs, for which an additional fee is charged, account for a small percentage of the monthly revenue at each child care center; however, the Company continues to expand and market these programs to seek additional student participation and increased revenue.

                  SPECIAL NEEDS PROGRAM -- Since July 1987, the Company has been awarded an annual contract from the Division of Developmental Disabilities of the Arizona Department of Economic Security to provide a goal-oriented training program for and to integrate mild to severely handicapped children in child care centers. In September 1991, the Company was approved to be a private provider of special education preschool programs and related services by the Arizona Department of Education. Since June 1991, the Arizona Department of Economic Security, as administrator of a child care block grant, has awarded the Company an annual contract to deliver child care to families with special needs children. These contracts have been renewed through June 1997.

TUITION

         The Company determines tuition charges based upon a number of factors including age of child, number of days and hours of attendance, location and competition. Part-time students are charged proportionately higher rates than full-time students. The Company's charges for service vary, depending on the location of the center and the age of the child; however, the Company's rates are generally higher than its competitors. Tuition is generally collected on a weekly or monthly basis in advance.

MARKETING

         The Company targets a market consisting primarily of parents having above average incomes and education. According to the United States Bureau of the Census, families earning over $45,000 a year are twice as likely as families with incomes below $20,000 to enroll their children in child care centers. Based on a survey by the Company of its participating parents, the Company believes that over 50% of the families of enrolled children have annual incomes exceeding $50,000. The Company uses demographic studies to locate its campuses in geographic areas consistent with the Company's target market. The Company's primary sources of new enrollments have been from distribution of promotional material in residential areas surrounding a child care facility in conjunction with its opening, referrals from satisfied parents, yellow-page advertising and traffic exposure. For existing child care facilities the Company also advertises through direct mail, newspaper, telemarketing and by participating in community child-related events. The advertising campaign focuses primarily on summer promotion to enhance each fall's enrollment. For the fiscal years ended July 31, 1996, 1995 and 1994, the Company's average percentage occupancy was 72.2%, 76.7%, and 78.3%, respectively. The average percentage occupancy is calculated by dividing the operating revenues for all of the Company's centers (other than centers operated on a management fee basis) for the respective years by the product of (i) licensed capacity for all of the Company's centers (other than those operated on a management fee basis) and (ii) the average of the basic tuition rate for full-time four year old children at all such centers for the respective years based on 50 weeks of attendance per year.

EXPANSION

         The Company has implemented a plan to develop into a hybrid educational management company. The plan provides growth, both in the number of centers the Company operates and in the range of services it provides.

         This expansion program is being funded, in part, by the proceeds of the Company's December 1995 public offering. The Company is using a portion of the proceeds to open new child care centers. In addition, the Company has actively pursued the acquisition of established child care centers operated in the southwestern United States, as well as in other geographic areas. Long-term growth opportunities will also come from build-to-suit opportunities, where child care facilities are developed as an amenity to an overall project or as stand-alone facilities constructed for the Company. With regard to build-to-suit opportunities, the Company contracts with unrelated third parties to develop and construct child care centers based on the Company's specifications. The Company then leases the center back from the third party. Additional long-term growth opportunities will continue to come from partnership and contract child care programs that provide relatively low risk expansion opportunities. The Company will also continue to evaluate opportunities related to employer centers and developer - assisted programs as they arise.

         Consistent with this plan, during fiscal 1996, the Company acquired the assets of two child care centers in the Denver, Colorado metropolitan area, one center in Colorado Springs, one center in Sierra Vista, Arizona, and one center in Phoenix, Arizona. In addition, through its contract with Preschool Services, Inc. ("PSI"), the Company assumed management of a newly opened center in Hales Corner, Wisconsin. All but two of these additions occurred during the last four months of the fiscal year.

         The expansion activity continued after the end of the 1996 fiscal year. In August 1996, the Company acquired the assets of four additional centers in the Phoenix metropolitan area, and in October 1996 the Company opened a newly constructed free-standing center, also in the Phoenix metro area.

         Through October 1996, the Company's expansion program has increased its licensed capacity by 1,713 additional children, a 50% increase over fiscal 1995. The Company is continuing to evaluate prospective acquisition candidates and additional build-to-suit opportunities, and will pursue those that fit its strategy.

         In addition to expanding the number of centers it operates, the Company has also expanded the types of services it provides. The Company has selectively moved into primary education by adding first grade classes in three of its Arizona centers in the fall of 1996. In addition, one of the centers it acquired in the Phoenix area has been converted to a Suncrest Private School. Suncrest offers a state of the art environment, with smaller class sizes, lower teacher to student ratios and more degreed teachers than most preschools. Suncrest uses the nationally known and respected High Scope teaching method, and currently serves children age 2 through kindergarten, with plans to expand to include primary grades. The extra services provided by Suncrest allow the Company to charge a higher tuition rate than at its other preschools.

         In addition to Sunrise and Suncrest schools, the Company also operates three Sunburst Child Care Centers. Sunburst centers were designed to capitalize on a market segment that cannot afford the higher tuition rates charged by the Company at Suncrest. These centers provide quality care for lower tuition rates. Sunburst centers have lower operating costs, allowing for these lower tuition rates.

         With Suncrest, Sunrise and Sunburst centers, the Company can penetrate three distinct income markets, thus expanding its market opportunities.

         From time to time, the Company may decide to close one or more child care centers and contracts relating to centers operated for third parties may expire or be terminated by the third party. In fiscal 1996, one contract for two child care centers with a total licensed capacity of 38 children expired and was not renewed. The Company continually monitors the enrollment levels at its child care centers and the long-term prospects of the geographic areas in which its child care centers operate.

EMPLOYER CHILD CARE PROGRAMS

         Increasing numbers of employers are offering child care benefits to their employees. To increase enrollment, the Company has capitalized on this trend by actively pursuing contracts with various employers through its Employer Child Care ("ECC") programs. The Company's ECC programs are tailored to meet each employer's particular needs. The Company may also contract to operate a child care center constructed by an employer for its exclusive or semi-exclusive use. The Company also offers assistance to employers in marketing their programs to employees and encourages the employers to subsidize tuition costs and to implement programs that enable their employees to realize available federal tax benefits. The Company instituted its first ECC program in May 1987 and has consistently added employer participants since that time. Among the corporations that have ECC programs with the Company are America West Airlines and American Express. For the fiscal years ended July 31, 1996, 1995 and 1994, revenues from ECC programs, including revenues received from employers as well as employees, represented 43%, 45% and 31%, respectively, of the Company's total operating revenue.

         One of the more innovative ECC programs, although not the largest, is the Child Development and Family Studies Laboratory ("CDFSL") which is operated under the Company's management agreement with PSI. The CDFSL is a research, teaching and community service facility at the Arizona State University West Campus ("ASU West") in Phoenix, Arizona, which has a licensed capacity of 58 children and uses the High Scope teaching method. The laboratory provides a program for parents and children to participate in interesting projects for observational research. As part of their educational training, students attending ASU West are permitted to observe the interaction of children in a combined environment of child care and teaching. An advanced program has been developed using lower teacher to child ratios than is required. The program is available to faculty, staff and students of ASU West and to the general public if space permits.

PARTNERSHIP CHILD CARE PROGRAMS

         One strategic focus of the Company is to increase its enrollment levels through various partnership arrangements with third parties, such as churches. Typically, these partnership arrangements involve an agreement by the Company to operate a child care center at facilities owned by the third party. The Company and the third party share the operating risks of the child care centers and share, at various rates, any profits generated by the centers. The child care centers are open to the general public. Because the third party provides the facilities for the child care center, these partnership programs provide the Company with an opportunity to increase its enrollment with only a minimal capital investment and risk.

         Currently, the Company's partnership activities are undertaken in connection with PSI, a nonprofit corporation. Because of PSI's nonprofit status, PSI is eligible to receive certain grants and subsidies. PSI typically enters into agreements with third parties to establish child centers or assume the operations of existing child care centers and then contracts with the Company to operate the child care centers in exchange for a management fee. Profits generated by the entities are shared by PSI and the third party.
See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

         Currently, the Company operates eight child care centers in connection with PSI. The total licensed capacity of these child care centers is 901 children.

CONTRACT CHILD CARE PROGRAMS

         In contrast to child care partnership arrangements, which are characterized by a sharing of profits and operating risks, the Company also operates child care centers on a contract basis. Pursuant to the contractual arrangements, the Company is reimbursed for its expenses and paid a predetermined fee for operating the child care centers. The contract arrangement typically provides for the Company to operate a child care center at a site provided by the third party, which requires only a minimal capital investment by the Company.

         In January 1993, the Company opened four child care facilities in conjunction with a high school district in Phoenix. These centers operate on a cost reimbursement basis, plus a profit component for the Company. The child care centers are located on various high school campuses and provide child care services for the children of at-risk teen parents enrolled in the district's schools. The number of centers operated under this contract has changed from year to year, depending on the needs of the district. During fiscal 1996, the Company operated five centers with a total licensed capacity of 63 children.

COMPETITION

         The child care industry is highly competitive, with Phoenix, Arizona being one of the most competitive markets in the United States. In the geographic areas in which the Company operates, the Company competes with centers owned by national chains such as American Child Care Centers, dba Ultra Child Care/Mary Moppets, Kinder-Care Learning Centers, Inc., Children's World Learning Centers, Inc., Child Time and La Petite Academy, Inc., as well as child care centers owned by nonprofit organizations that may be supported to a large extent by endowments, charitable contributions and other forms of subsidies. In addition, the Company competes with individually-owned proprietary child care centers, licensed child care homes, unlicensed child care homes, public schools, the YMCA, Boys and Girls Clubs, public school programs, and businesses that provide child care for their employees at the work place.

         The Company believes that competition in the child care industry is based on a variety of factors:

                  QUALITY OF FACILITIES, STAFF AND PROGRAMS. A significant competitive factor is the extent to which programs broader in scope than custodial care are provided. The Company offers extensive educational and developmental programs which are broader in scope than those offered by many of its competitors. See "BUSINESS -- Curricula and Programs."

                  COSTS. Due to the extensive curriculum and program offerings, the tuition at Sunrise and Suncrest Schools is generally higher than that of its competitors. For parents who choose child care facilities based on cost alone, these centers have difficulty competing.

                  LOCATION. The location and convenience of the child care center to the parent is very important. The Company's child care centers are generally located in residential areas, and are intended to be convenient for the market segment targeted for enrollment.

                  OTHER FACTORS. Other competitive factors include size and design of the facilities, parents' religious preferences, availability of in-home or school-sponsored services, hours of operation and operating and educational philosophies.

         The Company competes favorably within the industry and is one of the largest providers of child care in both Arizona and Hawaii.

INSURANCE

         The Company has not had any material claims against its liability insurance; however, the Company, as well as other child care providers, has had difficulty obtaining liability insurance coverage at reasonable rates for child physical and sexual abuse. The Company has comprehensive general liability insurance with a limit of $1,000,000 per occurrence and $2,000,000 aggregate per location, including $2,000,000 coverage for child physical and sexual abuse. It also has insurance coverage for automobile liability, with a per occurrence limitation of $1,000,000. In addition, the Company has a $10,000,000 umbrella policy to cover claims in excess of the per occurrence limitation on the general liability policy.

GOVERNMENT REGULATION

         Operators of child care centers are subject to a wide variety of state and local regulations and licensing requirements, including site inspection for safety and compliance with building codes, review of programs and facilities, ratio of staff to the number of attending children, health standards (including food service) and zoning. Each child care center must be licensed by the appropriate state and local authorities before it may begin operations. The Company believes that each of its child care centers is in compliance, in all material respects, with such requirements. No proceedings to suspend or revoke any of the Company's licenses have ever been instituted. Compliance with government regulations, including changes in the minimum wage, increase the Company's operating costs; however, these costs are generally offset by increases in tuition. No significant changes in government regulations which would materially affect the Company's business are expected in the next twelve months.

CHILD CARE INCOME TAX BENEFIT

         The Internal Revenue Code of 1986, as amended, provides an income tax credit ranging from 20% to 30% for parents for certain child care expenses, subject to certain maximum limitations and income levels. Under present law, the fees paid to the Company by working parents qualify for the federal tax credit. In addition, many families also benefit from flexible spending plans that permit families to pay a portion of their child care expenses with pre-tax income.

SERVICE MARK

         "Sunrise Preschools" and the logo associated with the name are federally registered service marks of the Company that expire in February 2007. Management believes that the Company's service marks provide adequate protection against unauthorized use of its name and logo.

EMPLOYEES

         Individual child care centers are staffed with a director, one or more assistant directors, teachers and teacher assistants. All personnel participate in periodic in-service and external training programs and are required to meet applicable state and local regulatory standards.

         Each of the Company's child care centers is operated as a unit under the supervision of a director assigned to that child care center. The director is responsible for hiring teachers, organizing and monitoring programs, supervising all records and regulatory compliance, collecting tuition, marketing and corporate office reporting. The Company conducts an in-house "LIT" (Leadership-in-Training) program designed to instruct and motivate existing personnel for a future management position in one of its centers.

         All center personnel are carefully monitored to ensure compliance with current state regulations regarding age, experience and educational requirements. The background check of prospective employees includes a fingerprint check with the Federal Bureau of Investigation. To date, the Company has been able to attract and retain qualified personnel, but there can be no assurance that the Company will be able to continue to do so in the future without incurring additional payroll costs.

         As of April 1, 1997, the Company employed approximately 660 persons, approximately 13 of which were employed in the corporate office and approximately 647 of which (including 142 part-time employees), were employed at the Company's child care centers. All management and supervisory personnel are salaried; substantially all other employees are paid on an hourly basis. The Company provides partial child care benefits for its employees in addition to partial payment of medical and dental insurance premiums.

         None of the Company's employees are represented by a union, and the Company does not anticipate any union organization activities among its employees.

PROPERTIES

         Of the 36 child care centers operated by the Company in Arizona, Hawaii, Colorado and Wisconsin, 25 are leased with terms expiring on various dates between 1997 and 2011. Two of these centers, in turn, are subleased to PSI. The building leases generally include option renewal periods of 5 to 25 years at the Company's discretion. The aggregate monthly lease payments on the 25 centers (net of monthly sublease income of approximately $2,300) total approximately $250,000. Each of the leases contains provisions for lease payment increases based on the Consumer Price Index or other similar formulas. The Company is generally responsible for taxes, insurance, maintenance and other expenses related to the operation of the leased facilities. The lessors are unaffiliated third parties who purchased the centers either from affiliates of the Company or from its former wholly owned subsidiary, Sunrise Holdings, Inc. The remaining 11 facilities are operated pursuant to various agreements with outside agencies. The Company pays no rent at any of these facilities. See "BUSINESS -- Employer Child Care Programs," "Partnership Child Care Programs" and "Contract Child Care Programs."

         The Company's principal executive offices consist of approximately 4,700 square feet of leased space in Scottsdale, Arizona. The Company believes that its current headquarters facility is adequate for operations for the foreseeable future.

LEGAL PROCEEDINGS

         The Company is not a party to any pending or threatened legal proceedings that it believes will have a material impact on the Company's business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names, ages and positions of the directors and executive officers of the Company as of April 1, 1997. A summary of the background and experience of each of these individuals is set forth after the table.

          Name                     Age                  Position
          ----                     ---                  --------
     James R. Evans                49       Chairman of the Board, President
     Dr. Richard H. Hinze          75       Director
     Robert A. Rice                41       Director
     Barbara L. Owens              48       Director, Executive Vice President,
                                            Secretary & Treasurer
     Ronald J. O'Connor            38       Controller

         The Board of Directors currently consists of four members and is classified into three classes with each class holding office for a three-year period. The terms of Ms. Owens and Mr. Rice expire in 1997; the term of Dr. Hinze expires in 1998; and the term of Mr. Evans expires in 1999. Under the Company's Restated Certificate of Incorporation (the "Certificate"), the number of directors may be increased to nine. The Certificate limits the liability of directors and restricts the removal of board members under certain circumstances.

         Mr. Evans and Ms. Owens have employment agreements with the Company, and Mr. O'Connor serves at the pleasure of the Board of Directors. See "EXECUTIVE COMPENSATION -- Employment Contracts." There are no family relationships among the directors and executive officers.

         JAMES R. EVANS has been the President and a Director of the Company since its inception. Prior to that time, Mr. Evans was an executive with Smitty's Super Value, Inc., a large retail food and general merchandise chain. During his twenty years at Smitty's Super Value, Inc., Mr. Evans was responsible at various times for marketing strategy, designing store layouts, development of financial models and budgets and store management. Mr. Evans is a member of the Arizona Child Care Licensure Advisory Committee and has been a national presenter at various child care conventions on diverse child care topics.

         DR. RICHARD H. HINZE has been a Director of the Company since August 1987. Since September 1984, Dr. Hinze has been the president and chairman of Flying H Enterprises, Inc., a family-owned Hawaii corporation focusing on consulting and development of child care programs for public and private entities, which has been inactive since 1994. From 1972 until his retirement in April 1987, Dr. Hinze was a researcher for the Curriculum Research and Development Group at the University of Hawaii-Manoa studying gifted children and early childhood education. He has also served from October 1985 through April 1987 as the director for all campuses of the University of Hawaii Child Care Project, where he developed a system for offering child care for students and faculty. Dr. Hinze was also the treasurer of the National Association for Education of Young Children from 1976 through 1980. Dr. Hinze has published several articles in professional publications relating to child care and education and received his Ed.D from Stanford University.

         ROBERT A. RICE has been a Director of the Company since October 1993. Mr. Rice has also been the President of Prime Securities Corp., an investment management company, since he founded the entity in 1990. Mr. Rice is a general partner of BR Partners, a partnership that owns and operates commercial and residential real estate in Maine. Until October 1996, Mr. Rice was a director of Firstmark Corp., which is listed for trading on Nasdaq, and is a Vice-President of two subsidiaries of Firstmark Corp., Firstmark Investment Corp. and Firstmark Capital Corp. Firstmark Corp. and its subsidiaries are engaged in financial services and real estate and timber operations.

         BARBARA L. OWENS was a consultant to the Company beginning in February 1987, and became a full- time employee, Vice President-Operations, in June 1987. Ms. Owens became a Director in March 1988, Secretary in August 1988, Treasurer in May 1989 and Executive Vice President in September 1989. Ms. Owens has substantial experience in the child care industry, including employment for 13 years at Palo Alto Educational Systems, Inc., which had approximately 30 child care centers in four states when it was sold to Gerber Children's Center, Inc. in October 1984. Ms. Owens' positions at Palo Alto Educational Systems, Inc. included President and Chief Operating Officer. After that time, Ms. Owens provided child care consulting services to various organizations in the United States. Ms. Owens currently serves on an editorial panel of the Child Care Information Exchange, a national child care publication. Ms. Owens has also given presentations at various annual conferences of the National Association of Early Childhood Professionals.

                             EXECUTIVE COMPENSATION

         The following table summarizes all compensation paid to the Company's President (the Chief Executive Officer of the Company) and to the Company's other most highly compensated executive officers other than the President whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Officers"), for services rendered in all capacities to the Company during the fiscal years ended July 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                    Long Term Compensation
                                                               ------------------------------
                                        Annual Compensation            Awards         Payouts
                                 ----------------------------- ---------------------- -------
                                                               Restricted  Securities
      Name and           Fiscal                   Other Annual   Stock     Underlying  LTIP     All Other
 Principal Position       Year   Salary    Bonus  Compensation  Award(s)    Option(s) Payouts Compensation(1)
 ------------------       ----   ------    -----  ------------  --------   ---------  ------- ---------------
James R. Evans            1996  $154,500  $45,746    $-0-         $-0-     $    -0-    $-0-        $-0-
Chairman of the Board
and President             1995   150,000   65,151     -0-          -0-      373,200     -0-         -0-

                          1994   105,007   53,494     -0-          -0-          -0-     -0-         -0-

Barbara L. Owens          1996    87,550   45,746     -0-          -0-          -0-     -0-         -0-
Executive Vice
President, Secretary and  1995    85,000   52,777     -0-          -0-      135,858(2)  -0-         -0-
Treasurer
                          1994    56,632   62,792     -0-          -0-          -0-     -0-         -0-

(1) See the discussion under the caption "EXECUTIVE COMPENSATION -- Employment Contracts" regarding certain other compensation the named officer may be entitled to upon certain specified events.

(2) Of the stock options granted to Ms. Owens, 75,858 were options that were granted by the Company in 1995 to replace 84,558 options that were granted to Ms. Owens in prior years and canceled in 1995. The Board of Directors of the Company determined that the options that were canceled no longer provided the intended incentives to Ms. Owens because their exercise prices, which ranged from $1.38 to $2.00 per share, exceeded the current market price for the Company's Common Stock.

         The following table sets forth certain information concerning each exercise of stock options during the year ended July 31, 1996 by each of the Named Executive Officers and the aggregated fiscal year-end value of the unexercised options of each such Named Executive Officer.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                        OPTION VALUE AS OF JULY 31, 1996

                                                        Number of Securities         Value of Unexercised
                                                   Underlying Unexercised Options         In-the-Money
                                                        at Fiscal Year End(#)     Options at Fiscal Year End($)
                 Shares Acquired                   ------------------------------ -----------------------------
     Name         on Exercise(#) Value Realized($) Exercisable     Unexerciseable Exercisable    Unexerciseable
     ----        --------------- ----------------- -----------     -------------- -----------    --------------
James R. Evans        -0-              -0-          166,759            217,746      $17,740          $4,028

Barbara L. Owens      -0-              -0-          147,550                 -0-      31,073              -0-

COMPENSATION OF DIRECTORS

         Directors who are not employees of the Company are entitled to receive $500 per meeting attended, plus reimbursement of reasonable expenses; directors who are employees of the Company do not receive compensation for such services. Directors who are not employees of the Company also participate in the Company's Non-Employee Directors Stock Option Plan.

EMPLOYMENT CONTRACTS

         On October 15, 1993, the Compensation Committee approved employment agreements with James R. Evans for services as President and with Barbara L. Owens for services as Executive Vice President, Secretary and Treasurer (Mr. Evans and Ms. Owens are sometimes collectively referred to herein as the "Employee"). These agreements were subsequently amended on September 16, 1994 and May 4, 1995. As amended, the agreements require Mr. Evans and Ms. Owens to devote their full-time to the Company and provide for a base salary, currently $154,500 and $87,550 per year, respectively, which may be increased on August 1 of each year to reflect increases in the National Consumer Price Index of the preceding year. The Employee is entitled to receive bonuses in the discretion of the Compensation Committee to be paid in accordance with Company bonus plans in effect from time to time. Each of the agreements has a perpetual three-year term, such that on any given date each agreement has a three-year remaining term. The agreements may not be terminated unilaterally by the Company, except for cause, which includes (i) conviction of a felony that impairs the ability of the Employee to perform his or her duties with the Company or (ii) failure of performance as determined by the Board. The agreements provide that the salaries of Mr. Evans and Ms. Owens will be reviewed annually, but such salaries may not be decreased.

         Each of the agreements provides that if the Employee is terminated by the Company other than for cause or disability, or by the Employee for good reason (as defined in the agreements), the Company shall pay to the Employee (i) his or her salary through the termination date plus any accrued but unpaid bonuses, and (ii) a lump sum payment equal to the sum of three years of the Employee's annual salary and an amount equal to all bonuses paid to the Employee in the three years immediately preceding termination. In addition, the Company must maintain until the first to occur of (i) the Employee's attainment of alternative employment or (ii) three years from the date of termination, the

Employee's benefits under the Company's benefit plans to which the Employee and his or her eligible beneficiaries were entitled immediately prior to the date of termination. If the Employee requests, the Company must also assign to the Employee any assignable insurance policy on the life of the Employee owned by the Company at the end of the period of coverage. In addition, all options or warrants to purchase Common Stock held by the Employee on the date of termination become exercisable on the date of termination, regardless of any vesting provisions, and remain exercisable for the longer of one year from the date of termination or the then remaining unexpired term of such warrants or options. If the Employee is terminated for cause or if the Employee terminates his or her employment other than for good reason (as defined in the agreement), the Company's only obligation is to pay the Employee his or her base salary and accrued vacation pay through the date of termination.

         If the Employee is incapacitated due to physical or mental illness during the term of his or her employment, the agreements provide that the Company shall pay to the Employee a lump sum equal to two years of the Employee's base compensation and all bonuses paid to the Employee in the two years preceding the date of termination due to illness. If the Employee dies during his or her employment, the only benefits payable to his or her estate under the agreements are those payable pursuant to the Company's survivor's benefits insurance and other applicable programs and plans then in effect.

         If the Employee's employment is terminated, the Company has agreed to indemnify the Employee for claims and expenses associated with certain personal guarantees made by the Employee. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." In addition, the Company has agreed to use its best efforts to secure the release of such personal guarantees.

STOCK OPTION PLANS

         1987 STOCK OPTION PLAN

         The Company's Stock Option Plan (the "1987 Plan") was adopted by the Board of Directors and approved by the stockholders in July 1987. Only employees (including officers and directors, subject to certain limitations) are eligible to receive options under the 1987 Plan, under which 240,000 shares of Common Stock are authorized for issuance. As of April 30,1997, options to purchase 231,954 of such shares have been granted; such options have terms of five to ten years, with exercise prices of $0.50 to $2.375 per share, which is generally the fair market value of the underlying shares as of the date of grant. Options are generally subject to a three or five-year vesting schedule.

         The 1987 Plan provides for the granting to employees of either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. The 1987 Plan is administered by the Board of Directors of the Company, or a committee of the Board, which determines the terms of options granted under the 1987 Plan, including the exercise price and the number of shares subject to the option. Generally, the exercise price of options granted under the 1987 Plan must be not less than the fair market value of the underlying shares on the date of grant, and the term of each option may not exceed eleven years (ten years in the case of incentive stock options). Incentive stock options granted to persons who have voting control over 10% or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant and expire five years after the date of grant.

         The 1987 Plan provides the Board of Directors with the discretion to determine when options granted thereunder shall become exercisable. Generally, such options may be exercised after a period of time specified by the Board of Directors at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1987 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

         1995 STOCK OPTION PLAN

         The Company's 1995 Stock Option Plan (the "1995 Plan") authorizes the Board to grant options to employees of the Company to purchase up to an aggregate of 500,000 shares of Common Stock. Officers and other employees of the Company who, in the opinion of the Board of Directors, are responsible for the continued growth and development and the financial success of the Company are eligible to be granted options under the 1995 Plan. Options may be non-qualified options, incentive stock options, or any combination of the foregoing. In general, options granted under the 1995 Plan are not transferable and expire eleven years after the date of grant (ten years in the case of incentive stock options). The per share exercise price of an incentive stock option granted under the 1995 Plan may not be less than the fair market value of the Common Stock on the date of grant. Incentive stock options granted to persons who have voting control over 10% or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant and expire five years after the date of grant. No option may be granted after May 2, 2005.

         The 1995 Plan provides the Board of Directors with the discretion to determine when options granted thereunder will become exercisable. Generally, such options may be exercised after a period of time specified by the Board of Directors at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1995 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

         At April 30,1997, under the 1995 Plan, options to purchase 376,126 shares of Common Stock were issued and outstanding, with terms ranging from five to ten years. The exercise prices of all such options range from $1.375 to $2.25 per share.

         NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

         The Company's Non-Employee Directors Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in May 1995. Only non-employee directors are eligible to receive options under the Directors' Plan, under which 100,000 shares are authorized for issuance. As of April 30,1997, options to purchase 40,000 shares of Common Stock have been granted; such options have a term of six years with an exercise price of $1.375 to $2.1875 per share, which was the fair market value of the underlying shares on the date of grant. Except for options granted on the effective date of the Directors' Plan, which are fully vested, all options granted under the Directors' Plan will be subject to a one-year vesting schedule. All options granted or to be granted under the Directors' Plan are non-qualified stock options.

         On the date the Directors' Plan was adopted by the Company's Board of Directors, each non-employee director was granted an option to acquire 10,000 shares of the Company's common stock. Each non-employee director who joins the Board of Directors after the date the Company's Board of Directors approved the plan will likewise receive an option to acquire 10,000 shares of the Company's Common Stock. In addition to the foregoing option grants, each year every non-employee director automatically receives an option to acquire 5,000 shares of the Company's Common Stock on the third business day following the date the Company publicly announces its annual financial results; provided that such director has attended at least 75% of the meetings of the Board of Directors and of the Board Committees of which such non-employee director is a member in the preceding fiscal year.

         No option granted under the Directors Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

CLASSIFIED BOARD

         Pursuant to the Company's Restated Certificate of Incorporation and Bylaws, the Board of Directors is divided into three classes, as nearly equal in number as is feasible. Each class serves for a term of three years, and election of the classes is staggered so that one class is elected each year.

INDEMNIFICATION AND LIMITATION OF LIABILITY

         The Company's Restated Certificate of Incorporation and Bylaws require the Company to indemnify each of its officers and Directors against liabilities and reasonable expenses incurred in any action or proceeding, including stockholders' derivative actions, by reason of such person being or having been an officer or Director of the Company, or of any other corporation for which he or she serves as such at the request of the Company, to the fullest extent permitted by Delaware law. Pursuant to Delaware law, the Company has adopted provisions in its Restated Certificate of Incorporation and Bylaws that eliminate, to the fullest extent available under Delaware law, the personal liability of its Directors and Officers of the Company or its stockholders for monetary damages incurred as a result of the breach of their duty of care. These provisions neither limit the availability of equitable remedies nor eliminate Directors' or Officers' liability for engaging in intentional misconduct or fraud, knowingly violating a law or unlawfully paying a distribution.

         The Company has been advised that it is the position of the Commission that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         James R. Evans and Barbara L. Owens have personally guaranteed various child care facility lease payments and other obligations to third parties. As of April 30, 1997, the aggregate amounts of lease payments and other obligations guaranteed by Mr. Evans and Ms. Owens were approximately $3,527,000 and $999,000, respectively. In addition, the Company leases equipment used in two child care centers and two vehicles from Mr. Evans and Ms. Owens. Monthly lease payments made by the Company under such leases to Mr. Evans and Ms. Owens in fiscal year 1996 were approximately $3,061 and $962, respectively. The prescribed lease rates reflected fair rental value at the time the leases were entered into.

         Both James R. Evans and Barbara L. Owens have employment agreements with the Company. See "EXECUTIVE COMPENSATION -- Employment Contracts."

         In early 1994, the Board of Directors approved the transfer to PSI of a portion of the Company's operations. Because of PSI's nonprofit status, PSI is eligible to receive certain grants and subsidies. Pursuant to the PSI Agreement, the Company provides PSI with management, administrative and operational services and educational programs. Additionally, pursuant to the PSI Agreement, the Company leases to PSI all of the equipment and other property necessary for the operation of PSI's child care centers. Barbara L. Owens is the President and James R. Evans is the Vice President of PSI. Dr. Richard Hinze, Ms. Owens and Mr. Evans are directors of PSI. No directors or officers of the Company are members of PSI and none of them receive any compensation from PSI.

         The PSI Agreement stipulates that the Company is to receive an administrative services fee for providing the services described above. During fiscal 1995, the Company agreed to defer future administrative fees and lease payments due from PSI (which in the aggregate are approximately $170,000 annually) until such time as PSI's cash flow is adequate to fund these fees, which the Company estimates will occur no sooner than 1998. In connection with this deferral, the accumulated amounts due from PSI at July 31, 1995 were converted to a promissory note equal to the present value of the expected future payments to be received from PSI related to the balance of the receivable outstanding at July 31, 1995, over a period of seven years. This resulted in a reduction in the outstanding receivable balances through a charge to the provision for bad debts of $176,500. The promissory note bears interest at 8.0%, with monthly payments due beginning January 1998 through July 2002.

         Due to continued operating losses incurred during 1996, PSI approved a plan to close two of its schools upon the expiration of the leases. Since the estimated cash flows will not be sufficient to recover the leasehold improvements related to these two schools, the Company recorded an impairment reserve for these assets which totaled approximately $184,000, which is included in facilities and maintenance expenses in fiscal 1996.

         Also, since the Company is the lessee for two of the leases, they are contingently liable for the lease payments to third parties. Since the estimated future cash flows of PSI will not be sufficient to make the scheduled lease payments, the Company recorded a contingent liability of approximately $418,000 related to the remaining lease payments which is included in facilities and maintenance expenses in fiscal 1996.

         All transactions between the Company and its officers, directors, principal stockholders, or other affiliates have been and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties on an arms-length basis and, in the future, will be approved by a majority of the Company's disinterested directors.

                      PRINCIPAL AND SELLING SECURITYHOLDERS

         The following table sets forth, as of April 30, 1997, certain information concerning the beneficial ownership of the Company's Common Stock, Series B Preferred Stock and Series C Preferred Stock, on a combined basis, by
(i) each stockholder known by the Company to own beneficially 5% or more of the outstanding Common Stock of the Company, (ii) each Director, (iii) the Named Officers, (iv) all executive officers and Directors of the Company as a group, and (v) each other Selling Securityholder. Each share of Series C Preferred Stock is convertible into 7.0588 shares of Common Stock. See "Description of Securities" for a discussion of the voting and other rights of holders of the Company's Common Stock and Series C Preferred Stock.

                                                      Beneficial Ownership  Shares to  Beneficial Ownership
                                                       Before Offering (2)   Be Sold    After Offering (2)
                                                     ---------------------   in the    --------------------
              Name (1)                               Shares       Percent   Offering   Shares       Percent
-----------------------------------------            ------       -------   --------   ------       -------
James R. Evans(3)                                    813,211     25.1%           --    813,211        25.1%

Barbara L. Owens(4)                                  152,993      4.7%           --    152,993         4.7%

Ronald J. O'Connor(5)                                 11,000        *            --     11,000         0.4%

Robert A. Rice(6)                                     27,187        *            --     27,187         0.9%

Dr. Richard H. Hinze(7)                               26,000        *            --     26,000         0.8%

John Rutkowski                                       165,433      5.4%           --    165,433         5.4%
2828 N. Central Ave., Ste. 1100
Phoenix, AZ  85004

Private Opportunity Partners II, Ltd.(8)(9)(21)      901,490     27.1%      291,116    610,374        16.5%

Herman and Rose Goodman, JTWROS(9)(10)(21)            58,223      1.9%       58,223          0           0%

Rajesh and Indu Soin, JTWROS(9)(11)(21)               29,111        *        29,111          0           0%

Ronald Fieldstone Profit Sharing
Trust f/b/o Ronald Fieldstone,
dated February 1, 1984 (9)(12)(21)                    29,111        *        29,111          0           0%

Alvin Katz (9)(13)(21)                                40,756      1.3%       40,756          0           0%

Leslie Reagin (9)(14)(21)                             58,223      1.9%       58,223          0           0%

Mark Allen Llano and Suzane Llano,
 JTWROS(9)(15)(21)                                    29,111        *        29,111          0           0%

Bruce C. Barber and Karen Eva Barber,
 JTWROS(9)(16)(21)                                    29,111        *        29,111          0           0%

Marwin S. Cassel and Leslie Cassel, JTWROS(9)(17)(21)  8,734        *         8,734          0           0%

Martin R. Elkin and Dolores Elkin, TBE(9)(18)(21)      8,233        *         8,233          0           0%

Steven N. Bronson(9)(19)                             181,800      5.6%      181,800          0           0%

James and Mindy Cassel, TBE(9)(19)                    92,400        *        92,400          0           0%

Eric Elliott(9)(19)                                    6,600        *         6,600          0           0%

Bruce Barber(9)(19)                                    6,600        *         6,600          0           0%

Scott Salpeter(9)(19)                                  3,000        *         3,000          0           0%

Barry Steiner(9)(19)                                   3,000        *         3,000          0           0%

All directors and executive officers as a group    1,030,391     29.9%           --  1,030,391        29.9%
(5 persons)(20)

----------
* Less than one percent.

(1) Unless otherwise noted, each of the executive officers and directors has an address at c/o The Company, 9128 East San Salvador, Suite 200, Scottsdale, Arizona 85258.

(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date pursuant to options, warrants and the conversion of Series B Preferred Stock and Series C Preferred Stock. Any security that any person named above has the right to acquire within 60 days of the date set forth above is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.

(3) Includes immediately exercisable options to purchase 158,713 shares of Common Stock.

(4) Includes immediately exercisable options to purchase 147,550 shares of Common Stock.

(5) Includes immediately exercisable options to purchase 10,000 shares of Common Stock.

(6) Includes immediately exercisable options to purchase 25,000 shares of Common Stock.

(7) Includes immediately exercisable options to purchase 25,000 shares of Common Stock.

(8) Includes 250,000 shares of Common Stock issuable upon conversion of shares of the Company's Series B Preferred Stock.

(9) The address for this Selling Securityholder is c/o BC Capital Corp., 201 S. Biscayne Blvd., Suite 2950, Miami, Florida 33131

(10) Includes 50,000 shares of Common Stock issuable upon conversion of shares of the Company's Series B Preferred Stock.

(11) Includes 25,000 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(12) Includes 25,000 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(13) Includes 35,000 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(14) Includes 50,000 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(15) Includes 25,000 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(16) Includes 25,000 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(17) Includes 7,500 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(18) Includes 7,500 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock.

(19) All of these shares are issuable upon exercise of outstanding warrants originally issued to BC Capital Corp. and subsequently transferred to the listed Selling Securityholder. These warrants may be exercised at a price of $1.375 per share with respect to 50% of the listed shares of Common Stock and at $2.00 per share with respect to the remaining shares. All of the warrants expire on November 4, 2001.

(20) Includes immediately exercisable options to purchase 366,263 shares of Common Stock.

(21) Under the terms of a Standstill Agreement dated January 1997, between the Company, B.C. Capital Corp. and Barber & Bronson Incorporated, during a period of 90 days from the effective date of this registration statement the listed Selling Securityholder has the right to convert its shares of Series B Preferred Stock at the ratio of two shares of Common Stock for each share of Series B Preferred Stock.

         On November 4, 1996, the Company entered into a two-year Financial Consulting Agreement with BC Capital Corp. Pursuant to such agreement, BC Capital Corp. is required to provide certain financial consulting services in exchange for a monthly fee of $3,000 and the issuance, for $100 in consideration of five-year warrants to purchase an aggregate of 300,000 shares of the Company's Common Stock. Other than such agreement with BC Capital Corp., there are no material relationships between the Company and the Selling Securityholders, nor have any such material relationships existed within the past three years.

                              PLAN OF DISTRIBUTION

         The Offered Securities may be sold from time to time by the Selling Securityholders, or by pledgees, donees, transferees or other successors in interest, in either underwritten public offerings, in transactions pursuant to Rule 144 under the Securities Act, in privately negotiated transactions, through the facilities of the Nasdaq, or otherwise, at market prices prevailing at the time of such sale, at prices relating to such prevailing market prices, or at negotiated prices. The Offered Securities may be sold by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Offered Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

         In connection with distributions of their securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell securities short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of their securities, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Securityholders may also loan or pledge securities to a broker-dealer and the broker-dealer may sell the Securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities pursuant to this Prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Securityholders and/or the purchasers from whom such broker-dealer may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions) amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, each Selling Securityholder desiring to sell securities will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of the purchases and sales of shares of the Company's securities by such Selling Securityholders.

         All costs, expenses and fees in connection with the registration of the shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the Offered Securities will be borne by the Selling Securityholders. The Selling Securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Offered Securities against certain liabilities, including liabilities arising under the Securities Act. The Selling Securityholders may elect to sell all, a portion or none of the share of Common Stock offered by them hereunder.

                            DESCRIPTION OF SECURITIES
COMMON STOCK

         The Company's Certificate authorizes the issuance of 10,000,000 shares of Common Stock. Each share of Common Stock entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of the Company's stockholders. Common stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in all dividends declared by the Board of Directors and in all assets available for distribution upon liquidation. Except for holders of Series B and Series C Preferred Stock, no holder of the Company's capital stock has any preemptive right to subscribe for or purchase additional shares of the Company's capital stock.

COMMON STOCK PURCHASE WARRANTS AND OPTIONS

         In 1987, in connection with its initial public offering, the Company issued warrants (the "Warrants") to purchase 1,000,000 shares of the Company's Common Stock at an exercise price of $5.00 per share. The Warrants were originally scheduled to expire in 1989, and the Company extended the expiration date of the Warrants on several occasions since their original expiration date. On September 21, 1995, the Company announced that it was extending the Warrant expiration one final time, through November 6, 1995, and reducing the exercise price of the Warrants to $1.00 per share. As a condition to the extension of the Warrants and a reduction of their exercise price, the Company provided that each holder of Warrants could exercise only one of every sixteen Warrants held. Upon termination of the extension period, in November 1995, Warrants representing the right to purchase 47,074 shares of Common Stock were exercised, and the Company issued 47,074 shares of Common Stock in exchange for an aggregate consideration of $47,074. For a discussion of other options and warrants granted by the Company see "EXECUTIVE COMPENSATION -- Stock Option Plans" and Note 13 of Notes to Consolidated Financial Statements.

         On November 4, 1996, the Company entered into a two-year Financial Consulting Agreement with BC Capital Corp. for the provision of certain financial consulting services in exchange for a monthly fee of $3,000 and the issuance, for $100, of five-year warrants to purchase an aggregate of 300,000 shares of Common Stock at a per share purchase price of $1.375 with respect to 150,000 shares and a per share purchase price of $2.00 for the remaining 150,000 shares. Such Warrants expire on November 30, 2001. The exercise price and number of shares purchasable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events.

PREFERRED STOCK

         The Company's Certificate authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $1.00 per share. The Company's Board of Directors, without further action by the Company's stockholders, may issue Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and privileges of each series. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. The issuance of Preferred Stock may be for the purpose of, or have the effect of, delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting powers of the holders of Common Stock, including the loss of voting control to others.

         SERIES A PARTICIPATING PREFERRED STOCK

         On March 2, 1995, the Company paid a distribution of a right to purchase one one-thousandth of a share of Series A Participating Preferred Stock (a "Right") for each share of Common Stock of the Company outstanding on such date. Each Right entitled the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, $1.00 par value, of the Company, subject to adjustment, at a price of $8.00 per one one-thousandth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (the "Rights Agreement") dated as of February 10, 1995 between the Company and American Securities Transfer, Incorporated, as Rights Agent (the "Rights Agent"). None of the Rights have been exercised.

         SERIES B PREFERRED STOCK

         The Board of Directors of the Company has authorized the issuance of 500,000 shares of Series B Preferred Stock, all of which were issued and outstanding on April 1, 1997.

         The Series B Preferred Stock ranks senior in dividend rights and liquidation preference to all other series of Preferred Stock and the Common Stock of the Company. The holders of the Series B Preferred Stock are entitled to receive, out of any assets of the Company legally available therefor, cumulative dividends at a rate of $.10 per share per annum, payable quarterly on March 31, June 30, September 30 and December 31 of each year. Upon any liquidation, dissolution or winding up of the Company, the Company may not make any distribution to the holders of any series of Preferred Stock or the Common Stock unless prior thereto, the holders of Series B Preferred Stock have received an amount equal to $1.00 per share, plus an amount equal to the accrued and unpaid dividends and distributions thereon.

         At any time, the holders of the Series B Preferred Stock have the right, at their option, to convert each share of Series B Preferred Stock into one share of Common Stock. The conversion price of the Series B Preferred Stock is subject to adjustment from time to time if the Company issues additional shares of Common Stock, convertible securities, options, warrants or similar rights at prices less than the conversion price for the Series B Preferred Stock. In addition, the conversion price for the Series B Preferred Stock may be adjusted for certain stock splits, stock dividends, combinations, reclassifications and similar events.

         In January 1997, the Company entered into a Standstill Agreement with B.C. Capital Corp. and Barber & Bronson Incorporated which, among other things, grants each holder of shares of Series B Preferred Stock the right to convert such securities at a conversion price of $.50 (versus $1.00). This right is exercisable for a period of 90 days from the effective date of this registration statement.

         Generally, the holders of shares of Series B Preferred Stock together with the holders of the Common Stock and Series C Preferred Stock will vote as one class on all matters submitted to a vote of stockholders of the Company. Without the advance consent of the holders of two-thirds of the Series B Preferred Stock, the Company may not amend its Certificate in any manner that would materially alter or change the powers, preferences or special rights of the Series B Preferred Stock.

         Unless previously converted, all or any portion of the Series B Preferred Stock may be redeemed on a pro rata basis by the Company at its election from the holders of such Series B Preferred Stock at any time; provided, however, that the Company may not redeem the Series B Preferred Stock unless the average of the closing bid prices per share of Common Stock have equaled or exceeded $3.00 or more for any twenty (20) consecutive trading days ending two days prior to the date on which a redemption notice is given by the Company. The price at which the Series B Preferred Stock may be redeemed is $1.00 per share together with all dividends accrued but unpaid thereon, but computed without interest, through the date of such redemption. Each holder of Series B Preferred Stock has the right to require the Company to redeem the shares of Series B Preferred Stock held by such holder together with all dividends accrued and accumulated but unpaid thereon if, among other things, there is a sale or merger of the Company or if the Company (i) defaults on the payment of any dividends on the Series B Preferred Stock and such default has continued for a period of ten days, (ii) defaults on the payment of its indebtedness or certain other obligations, (iii) is unable to pay its debts as they become due or (iv) files a petition in bankruptcy.

         SERIES C PREFERRED STOCK

         The Series C Preferred Stock ranks junior in dividend rights and liquidation preference to the Company's Series B Preferred Stock, but senior to all other series of Preferred Stock and the Common Stock of the Company. Subject to the superior rights of the Series B Preferred Stock, the holders of the Series C Preferred Stock are entitled to receive, out of any assets of the Company legally available therefor, cumulative dividends at a rate of 9% per annum (the "Dividend Rate") on the total dollar amount of the consideration paid (the "Original Purchase Price") to the Company for each share of Series C Preferred Stock (the "Dividend Amount"). Such dividends are payable quarterly on the Quarterly Dividend Payment Date (as hereinafter defined), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share of Series C Preferred Stock. Dividends on each share of Series C Preferred Stock accrue and are cumulative from the date of issuance thereof to the redemption date or the conversion date of each such share, as applicable and whichever first occurs, whether or not there are any profits, surplus or other funds of the Company legally available for the payment of such dividends at the time such dividends accrue and whether or not such dividends are declared. Dividends are payable on each share of Series C Preferred Stock on the last day of each September, December, March and June of each year (the "Quarterly Dividend Payment Date") to the holders of record on the date thirty (30) days prior to such Quarterly Dividend Payment Date. During the first year following the first issuance of a share of Series C Preferred Stock (the "Original Issue Date"), dividends on the Series C Preferred Stock will be paid in cash. Following the first anniversary of the Original Issue Date, the Company has the option to pay all future dividends either in cash or in shares of Common Stock of the Company having a "Fair Market Value" equal to the Dividend Amount. "Fair Market Value" means the average closing bid prices of the Common Stock of the Company as reported in the WALL STREET JOURNAL for the ten (10) trading days ending five
(5) trading days prior to the Quarterly Dividend Payment Date (or, if not so reported, as otherwise reported by the National Association of Securities Dealers Automated Quotation System or other principal market for the Common Stock) or, in the event the Common Stock is listed on a stock exchange, the Fair Market Value shall be the average of the closing prices of the Common Stock of the Company on such exchange as reported in the WALL STREET JOURNAL for the ten
(10) trading days ending five (5) trading days prior to the Quarterly Dividend Payment Date.

         Generally, the holders of shares of Series C Preferred Stock together with the holders of the Common Stock and Series B Preferred Stock vote as one class on all matters submitted to a vote of stockholders of the Company. Without the advance consent of the holders of a majority of the Series C Preferred Stock, the Company may not (i) alter or change any rights, privileges or preferences of the Series C Preferred Stock, (ii) increase or decrease the authorized number of shares of Series C Preferred Stock, (iii) authorize, issue or create (by reclassification or otherwise) shares of any class or series of stock equal in priority to or having any preference over the Series C Preferred Stock with respect to dividends or liquidation payments, (iv) amend or waive any provision of the Certificate or Bylaws of the Company relative to the Series C Preferred Stock, (v) authorize or approve any liquidation or dissolution of the Company, (vi) authorize or approve any merger or consolidation of the Company, or (vii) authorize or approve any sale or transfer of all or substantially all of the assets of the Company. Each share of Series C Preferred Stock issued and outstanding has that number of votes equal to the number of shares of Common Stock into which each share of Series C Preferred Stock is convertible, as of the record date set by the Board of Directors for the determination of any holders of any class of securities entitled to vote on such matter.

         Whenever quarterly dividends or other dividends or distributions payable on the Series C Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding shall have been paid in full or set aside for payment, the Company may not (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock, (ii) declare or pay dividends on, or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, except dividends paid ratably on the Series C Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled, (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Company ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series C Preferred Stock or
(iv)  purchase or  otherwise  acquire for  consideration  any shares of Series C
Preferred  Stock,  or any shares of stock  ranking on a parity with the Series C
Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

         Whenever quarterly dividends or other dividends or distributions payable on the Series C Preferred Stock have been in arrears for two or more quarters, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding shall have been paid in full or set aside for payment, and so long as no less than 100,000 shares of Series C Preferred Stock are outstanding (appropriately adjusted for any recapitalizations, stock splits, stock combinations, stock dividends and the like), the holders of a majority of the outstanding shares of Series C Preferred Stock shall be entitled to elect two
(2) directors to the Company's Board of Directors.

         At any time, the holders of the Series C Preferred Stock have the right, at their option, to convert any number of shares of Series C Preferred Stock into shares of Common Stock in an amount determined by dividing the Original Purchase Price of the Series C Preferred Stock by $2.125 (the "Conversion Price"). The Conversion Price is subject to adjustment from time to time if the Company issues additional shares of Common Stock, convertible securities, options, warrants or similar rights at prices less than the Conversion Price. In addition, the Conversion Price may be adjusted for certain stock splits, stock dividends, combinations, reclassifications and similar events.

         Subject to the superior rights of the holders of the Series B Preferred Stock, upon any voluntary liquidation, dissolution or winding up of the Company, the Company may not make any distribution to the holders of shares of stock ranking junior (either as to payment of dividends or with respect to distributions upon liquidation, dissolution or winding up) to the Series C Preferred Stock unless, prior thereto, the holders of Series C Preferred Stock have receive an amount equal to the Original Purchase Price of the shares of Series C Preferred Stock purchased, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series C Preferred Stock Liquidation Preference"). Following the payment of the full amount of the Series C Preferred Stock Liquidation Preference, no additional distributions may be made to the holders of Series C Preferred Stock. If there are not sufficient assets available to permit payment in full of the Series C Preferred Stock Liquidation Preference and the liquidation preferences of all other classes and/or series of Preferred Stock, if any, which rank on a parity with the Series C Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

         In the event of any consolidation or merger of the Company with or into another corporation, or of any sale or conveyance to another corporation of all or substantially all the property of the Company, in any of which transactions the holders of Common Stock receive shares of stock, other securities, cash or property receivable upon such consolidation, merger, sale or conveyance other than Common Stock, each holder of Series C Preferred Stock then outstanding and thereafter remaining outstanding has the right to convert each share of Series C

Preferred Stock held by him into the kind and amount of shares of stock, other securities, cash or property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share of Series C Preferred Stock could have been converted immediately prior to the record date applicable to such consolidation, merger, sale or conveyance, and shall have no other conversion rights. In any such event, the Company will make effective provision for the protection of the conversion rights of the holders of the Series C Preferred Stock that are not so converted, which will thereafter be applicable to any such other shares of stock, other securities, cash or property deliverable upon conversion of the shares of the Series C Preferred Stock remaining outstanding or other convertible stock or securities received by the holders in place thereof.

         Unless previously converted, all or any portion of the Series C Preferred Stock together with all dividends accrued but unpaid on such Series C Preferred Stock computed to the redemption date may be redeemed on a pro rata basis by the Company at its election from the holders of such Series C Preferred Stock at any time and from time to time; provided, however, that the Company may not redeem the Series C Preferred Stock unless the average of the closing asked prices per share of Common Stock has equaled or exceeded 150% or more of the Conversion Price of the Series C Preferred Stock for any twenty (20) consecutive trading days ending within five days immediately prior to the date on which a redemption notice is given by the Company. Notwithstanding the foregoing, the holders of the Series C Preferred Stock will have the right to convert the Series C Preferred Stock to Common Stock for a period of thirty (30) days following notice of redemption.

CERTAIN CHARTER PROVISIONS AND EFFECTS OF DELAWARE LAW

         Stockholders' rights and related matters are governed by the Delaware corporate laws, the Certificate and the Bylaws of the Company. Certain provisions of the Certificate and Bylaws which are summarized below may affect potential changes in control of the Company. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquiror to negotiate with the Board of Directors, which will be able to consider the interest of all stockholders in a change-in-control situation. However, the cumulative effect of these terms may be to make it more difficult to acquire and exercise control of the Company and to make changes in management more difficult.

         The Certificate provides for the approval of the holders of 66 2/3% of the outstanding voting stock of the Company for a merger or a consolidation with, or a sale by the Company of all or substantially all of its assets to, any person, firm or corporation, or any group thereof, which owns, directly or indirectly, 5% or more of any class of voting securities of the Company (an "Interested Person"). In addition, such 66 2/3% approval is required with respect to other transactions involving any such Interested Person, including, among other things, purchases by the Company or any of its subsidiaries of all or substantially all of the assets or stock of an Interested Person and any other transaction with an Interested Person which requires stockholder approval under Delaware law. The 66 2/3% voting requirement is not applicable to any transaction approved by the Company's Board of Directors if a majority of the members of the Board of Directors voting to approve such transaction were elected prior to the date on which the other party became an Interested Person.

         The Certificate provides that each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. The Company may have three to nine directors as determined from time to time by the Board, which currently consists of four members. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office only for cause and only by the affirmative vote of 50% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

         The Certificate further provides that stockholder action must be taken at a meeting of stockholders and may not be effected by any consent in writing. Special meetings of stockholders may be called only by the President or a majority of the Board of Directors. If a stockholder wishes to propose an agenda item for consideration, he must give a brief description of each item and written notice to the Company not less than 60 nor more than 90 days prior to the meeting unless less than 70 days prior notice of a stockholders meeting is given to stockholders, in which case stockholders have ten days from the date of notice of such meeting to be considered for inclusion in the agenda of such meeting.

         The Certificate generally provides that the foregoing provisions of the Certificate and Bylaws may be amended or repealed only with the affirmative vote of at least 66 2/3% of the shares entitled to vote. These provisions exceed the usual majority vote requirement of Delaware law and are intended to prevent the holders of less than 66 2/3% of the voting power from circumventing the foregoing terms by amending the Certificate or Bylaws. These provisions, however, enable the holders of more than 33 1/3% of the voting power to prevent amendments to the Certificate or Bylaws even if they were favored by the holders of a majority of the voting power.

         The effect of such provisions of the Company's Certificate and Bylaws may be to make more difficult the accomplishment of a merger or other takeover or change in control of the Company. To the extent that these provisions have this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Furthermore, these provisions may make it more difficult for stockholders to participate in a tender or exchange offer for Common Stock and in so doing may diminish the market value of the Common Stock. The Company is not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of Common Stock.

DIRECTOR AND OFFICER INDEMNIFICATION

         Section 12 of the Company's Certificate limits, to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"), as amended, directors' personal liability to the Company or its stockholders for monetary damages or breach of fiduciary duty. Section 145 of DGCL enables a corporation to eliminate or limit personal liability of members of its board of directors for violations of their fiduciary duty of care. However, Delaware law does not permit the elimination of a director's liability for engaging in intentional misconduct or fraud, knowingly violating a law, for any transaction from which the director derived an improper personal benefit or for unlawfully paying a distribution. The statute has no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

         Section 12 of the Company's Certificate and Article V of the Company's Bylaws require indemnification of directors and officers of the Company to the fullest extent permitted by the DGCL for claims against them in their official capacities, including stockholders' derivative actions.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT

         The Transfer Agent for the Common Stock and Series B and Series C Preferred Stock is American Securities Transfer, Incorporated.

                                  LEGAL MATTERS

         Certain legal matters with respect to the Company and the validity of the securities offered hereby will be passed upon for the Company by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

                                     EXPERTS

         The Consolidated Financial Statements of Sunrise Preschools, Inc. (now Sunrise Educational Services, Inc.) at July 31, 1996, and for the year then ended, appearing in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The Consolidated Financial Statements of the Company for the fiscal year ended July 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein and have been so included in reliance upon the report of Arthur Andersen LLP given upon their authority as experts in accounting and auditing.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         As reported on Form 8-K dated May 1, 1996 (the "Form 8-K"), the Company engaged Ernst & Young LLP as its independent auditors to replace the firm of Arthur Andersen LLP, who was dismissed at the same time. The decision to change accountants was approved by the Board of Directors of the Company

         The reports of Arthur Andersen LLP on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

         In connection with the audits of the Company's financial statements for each of the two fiscal years ended July 31, 1995 and 1994, and in subsequent interim periods, there were no disagreements with Arthur Andersen LLP on any matters of accounting principles of practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP not to respond fully to any inquiries from Ernst & Young LLP.

         The Company requested Arthur Andersen LLP to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter, dated May 1, 1996, was filed as Exhibit 1 the Form 8-K.

                       SUNRISE EDUCATIONAL SERVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----
Independent Auditors' Report............................................... F-2

Report of Independent Public Accountants................................... F-3

Consolidated Financial Statements

    Consolidated Balance Sheets as of January 31, 1997 (unaudited), and July 31, 1996...................................................... F-4

    Consolidated Statements of Operations for the years ended
    July 31, 1996 and 1995, and the six months ended
    January 31, 1997 and 1996 (unaudited).................................. F-5

    Consolidated Statements of Shareholders' Equity for the
    years ended July 31, 1996 and 1995..................................... F-7

    Consolidated Statements of Cash Flows for the years ended
    July 31, 1996 and 1995, and the six months ended
    January 31, 1997 and 1996 (unaudited).................................. F-8

Notes to Consolidated Financial Statements................................. F-10

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Sunrise Preschools, Inc.:

We have audited the accompanying consolidated balance sheet of Sunrise Preschools, Inc. (a Delaware corporation) and subsidiary as of July 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Preschools, Inc. and subsidiary as of July 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP


Phoenix, Arizona
October 9, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Sunrise Preschools, Inc.:

We have audited the accompanying consolidated balance sheet of Sunrise Preschools, Inc. (a Delaware corporation) and subsidiary as of July 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunrise Preschools, Inc. and subsidiary as of July 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended July 31, 1995 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP


Phoenix, Arizona
October 2, 1995

                Sunrise Educational Services, Inc. and Subsidiary
                      (formerly Sunrise Preschools, Inc.)
                           Consolidated Balance Sheets

                                                                 January 31, 1997    July 31, 1996
                                                                    (Unaudited)
                                                                 ----------------    -------------
                                      ASSETS
Current Assets
    Cash and Cash Equivalents                                       $ 1,536,494      $  2,630,616
    Accounts Receivable, net of allowance for doubtful accounts of
        $8,000 at January 31, 1997 and $12,000 at July 31, 1996         600,777           387,775
    Prepaid Expenses                                                    272,418           149,458
    Deferred Tax Asset, current portion                                 138,000           138,000
    Inventory and Other Current Assets                                   34,579            27,094
                                                                    -----------      ------------
    Total Current Assets                                              2,582,268         3,332,943
Property and Equipment, net                                           1,654,700         1,386,687
Property and Equipment Held for Lease, net                              358,845           367,292
Deferred Tax Asset, net of current portion                              557,000           557,000
Note Receivable from Preschool Services, Inc.                           256,251           256,251
Intangible Assets, net                                                1,309,552           733,519
Deposits and Other Assets                                               272,729           363,340
                                                                    -----------      ------------
    Total Assets                                                    $ 6,991,345      $  6,997,032
                                                                    ===========      ============
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Line of Credit                                                  $   150,000      $   100,000
    Accounts Payable                                                    149,092          272,519
    Accrued Expenses                                                    455,398          385,036
    Dividends Payable on Preferred Stock                                 44,367           44,367
    Notes Payable and Capital Leases, current portion                   236,682          133,415
    Accrued Rental Reserve, current portion                             145,904          292,000
    Deferred Rent, current portion                                      151,640          155,982
    Deferred Gain on Sale and Leaseback of Preschool Facilities,
        current portion                                                  45,003           45,003
                                                                    -----------      -----------
           Total Current Liabilities                                  1,378,086        1,428,322
                                                                    -----------      -----------
Notes Payable and Capital Leases, net of current portion                757,613          504,654
                                                                    -----------      -----------
Accrued Rental Reserve, net of current portion                          126,000          126,000
                                                                    -----------      -----------
Deferred Rent, net of current portion                                   261,152          304,058
                                                                    -----------      -----------
Deferred Gain on Sale and Leaseback of Preschool Facilities, net
    of current portion                                                   65,147           87,648
                                                                    -----------      -----------
Shareholders' Equity
    Preferred Stock, $1 par value - 1,000,000 shares authorized,
    857,333 shares issued and outstanding                               857,333          857,333
    Common Stock, $.01 par value - 10,000,000 shares authorized,
    3,075,871 and 2,982,968 shares issued and outstanding                30,759           29,830
    Paid-in Capital                                                   7,729,220        7,609,553
    Accumulated Deficit                                              (4,213,965)      (3,950,366)
                                                                    -----------      -----------
        Total Shareholders' Equity                                    4,403,347        4,546,350
                                                                    -----------      -----------
           Total Liabilities and Shareholders' Equity               $ 6,991,345      $ 6,997,032
                                                                    ===========      ===========

  The accompanying  notes are an integral part of these consolidated financial statements.

                Sunrise Educational Services, Inc. and Subsidiary
                      (formerly Sunrise Preschools, Inc.)
                      Consolidated Statements Of Operations
                   For The Years Ended July 31, 1996 and 1995

                                                       1996          1995
                                                       ----          ----
    OPERATING REVENUE                              $10,237,418    $9,775,023

    OPERATING EXPENSES:
     Payroll                                         5,055,138     4,790,962
     Facilities and maintenance                      4,478,373     2,975,916
     General and administrative                      1,637,925     1,396,660
                                                   -----------    ----------
              Total operating expenses              11,171,436     9,163,538
                                                   -----------    ----------
INCOME (LOSS) FROM OPERATIONS                         (934,018)      611,485
                                                   -----------    ----------
OTHER INCOME (EXPENSE):
     Interest income (expense), net                     70,810       (38,919)
     Other income                                        5,900        14,286
                                                   -----------    ----------
               Total other income (expense)             76,710       (24,633)
                                                   -----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES                     (857,308)      586,852

INCOME TAX BENEFIT (Note 11)                                --       220,000
                                                   -----------    ----------
NET INCOME (LOSS)                                  $  (857,308)   $  806,852
                                                   ===========    ==========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK
(Note 2)                                           $(1,201,925)   $  756,852
                                                   ===========    ==========
NET INCOME (LOSS) PER COMMON SHARE AND
     COMMON SHARE EQUIVALENT (Note 2):
                 Primary                           $      (.40)   $      .29
                                                   ===========    ==========
                 Fully diluted                                    $      .25
                                                   ===========    ==========
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES AND COMMON
     SHARE EQUIVALENTS OUTSTANDING:
                 Primary                             2,970,294     2,620,632
                                                   ===========    ==========
                 Fully diluted                                     3,208,075
                                                                  ==========
The  accompanying  notes are an integral  part of these  consolidated  financial statements.

                Sunrise Educational Services, Inc. and Subsidiary
                      (formerly Sunrise Preschools, Inc.)
                      Consolidated Statements of Operations
                                   (Unaudited)

                                          For the Six Months
                                           Ended January 31,
                                        -----------------------
                                            1997         1996
                                        ----------   ----------
OPERATING REVENUE                       $6,342,854   $4,739,761

OPERATING EXPENSES
    Payroll                              3,217,165    2,325,317
    Facilities and Maintenance           2,265,666    1,787,453
    General and Administrative             905,670      656,683

        Total Operating Expenses         6,388,501    4,769,453
                                        ----------   ----------
LOSS FROM OPERATIONS                       (45,647)     (29,692)

NON-OPERATING INCOME
    Interest Income (Expense), net           8,622        5,665
    Other Income                            39,626        3,100
                                        ----------   ----------
        Total Non-operating Income          48,248        8,765
                                        ----------   ----------

NET INCOME (LOSS)                       $    2,601   $  (20,927)
                                        ==========   ==========
NET LOSS AVAILABLE FOR COMMON STOCK     $ (263,599)  $  (95,927)
                                        ==========   ==========
NET LOSS PER COMMON SHARE AND
    COMMON SHARE EQUIVALENT
        Primary                         $    (0.09)  $    (0.03)
                                        ==========   ==========
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES AND COMMON
    EQUIVALENT SHARES OUTSTANDING
        Primary                          3,021,268    2,935,894
                                        ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

                Sunrise Educational Services, Inc. and Subsidiary
                      (formerly Sunrise Preschools, Inc.)
                 Consolidated Statements Of Shareholders' Equity
                   For The Years Ended July 31, 1996 And 1995

                                 Preferred Stock     Common Stock
                              ------------------- -------------------
                              Outstanding          Outstanding           Paid-in    Accumulated
                                Shares    Amount     Shares    Amount    Capital      Deficit       Total
                                ------    ------     ------    ------   -------      -------        -----
BALANCE AT JULY 31, 1994      500,000   $500,000  2,435,894  $24,359  $3,141,221  $(3,505,293)  $  160,287

 Exercise of warrants              --         --    500,000    5,000     461,185           --      466,185

 Dividends payable on
   preferred stock                 --         --         --       --          --      (50,000)     (50,000)

 Net income                        --         --         --       --          --      806,852      806,852
                              -------    -------  ---------   ------   ---------   ----------    ---------
BALANCE AT JULY 31, 1995      500,000    500,000  2,935,894   29,359   3,602,406   (2,748,441)   1,383,324

 Exercise of warrants              --         --     47,074      471      39,933           --       40,404

 Issuance of preferred stock  357,333    357,333         --       --   3,967,214           --    4,324,547

 Dividends payable on
   preferred stock                 --         --         --       --          --     (344,617)    (344,617)

 Net loss                          --         --         --       --          --     (857,308)    (857,308)
                              -------    -------  ---------   ------   ---------   ----------    ---------
BALANCE AT JULY 31, 1996      857,333   $857,333  2,982,968  $29,830  $7,609,553  $(3,950,366)  $4,546,350
                              =======   ========  =========  =======  ==========  ===========   ==========

               The  accompanying  notes are an integral  part of these  consolidated  financial statements.

                Sunrise Educational Services, Inc. and Subsidiary
                      (formerly Sunrise Preschools, Inc.)
                      Consolidated Statements Of Cash Flows
                   For The Years Ended July 31, 1996 And 1995

                                                                1996        1995
                                                                ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                        $  (857,308)  $ 806,852
                                                           -----------   ---------
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities-
    Depreciation and amortization                              384,574     295,955
    Amortized gain on sale of real estate                      (45,003)    (45,003)
    Income tax benefit                                              --    (220,000)
    Amortization of deferred rent                              (52,988)    (74,188)
    Provision for doubtful accounts                            139,296     242,633
    Impaired asset and rental reserves                         602,000          --
    Gain on disposal of property and equipment                  (5,900)    (14,286)
  Changes in assets and liabilities-
    Increase in accounts receivable                           (147,818)   (141,024)
    Increase in prepaid expenses                               (53,216)    (69,053)
    (Increase) decrease in inventory and supplies              (10,718)     13,646
    Increase in deposits and other assets                      (90,992)    (66,787)
    Increase (decrease) in accounts payable                    146,891     (13,555)
    Increase (decrease) in accrued expenses                     82,777     (59,652)
                                                           -----------   ---------
        Total adjustments                                      948,903    (151,314)
                                                           -----------   ---------
        Net cash provided by operating activities               91,595     655,538
                                                           -----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions of child care centers                        (1,107,121)         --
  Purchases of property and equipment                         (916,886)   (354,308)
  Proceeds from disposal of property and equipment              10,800      53,322
                                                           -----------   ---------
Net cash used in investing activities                       (2,013,207)   (300,986)
                                                           -----------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of warrants                            40,404     466,185
  Proceeds from sale of preferred stock                      4,324,547          --
  Payment of dividends                                        (566,083)         --
  Proceeds from notes payable                                  219,360     254,192
  Net borrowings (payments) on lines of credit                 100,000    (100,000)
  Increase in note receivable from Preschool Services, Inc.         --    (335,253)
  Payments on notes payable and capital leases                (147,311)   (160,146)
                                                           -----------   ---------
  Net cash provided by financing activities                  3,970,917     124,978
                                                           -----------   ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS                    2,049,305     479,530

CASH AND CASH EQUIVALENTS, beginning of year                   581,311     101,781
                                                           -----------   ---------
CASH AND CASH EQUIVALENTS, end of year                     $ 2,630,616   $ 581,311
                                                           ===========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for interest                  $    42,150   $  38,919
                                                           ===========   =========
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
     Capital lease  obligations of $-0- and $22,234 during fiscal 1996 and 1995, respectively,  were incurred when the Company entered into lease  agreements for equipment.

The accompanying notes are an integral part of these consolidated financial statements.
                                       F-8

                Sunrise Educational Services, Inc. and Subsidiary
                       (formerly Sunrise Preschools, Inc.)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                     For the Six Months
                                                                      Ended January 31,
                                                                   -----------------------
                                                                      1997         1996
                                                                   ----------   ----------
Cash Flows from Operating Activities
  Net Income (Loss)                                                $    2,601   $  (20,927)
  Adjustments to Reconcile Net Income (Loss) to
    Net Cash Used in Operating Activities
      Depreciation and Amortization                                   323,216      160,450
      Amortized Gain on Sale of Real Estate                           (22,501)     (22,501)
      Deferred Rent                                                   (47,248)     (35,501)
      Provision for Doubtful Accounts                                  40,538       18,579
      Gain on Disposal of Property and Equipment                      (39,626)      (3,100)
       changes in Assets and Liabilities, net of effect
       of businesses acquired:
        Increase in Accounts Receivable                              (253,540)     (53,058)
        Increase in Prepaid Expenses                                 (122,960)    (115,725)
        Increase in Inventory and Other Current Assets                 (7,485)     (14,227)
        (Increase) Decrease in Deposits and Other Assets               90,611      (98,559)
        Increase (Decrease) in Accounts Payable                      (123,427)     143,251
        Increase in Accrued Expenses                                   70,362       19,142
        Decrease in Accrued Rental Reserve                           (146,096)          --
                                                                   ----------   ----------
           Total Adjustments                                         (238,156)      (1,249)
                                                                   ----------   ----------
               Net Cash Used in Operating Activities                 (235,555)     (22,176)
                                                                   ----------   ----------
Cash Flows from Investing Activities
  Acquisition of Child Care Centers                                  (494,264)     (65,000)
  Escrow Deposit for Purchase of Child Care Center                         --     (310,000)
  Purchases of Property and Equipment                                (496,691)    (366,209)
  Proceeds from Disposal of Property and Equipment                    296,766        8,000
                                                                   ----------   ----------
               Net Cash Used in Investing Activities                 (694,189)    (733,209)
                                                                   ----------   ----------
Cash Flows from Financing Activities
  Proceeds from Exercise of Warrants                                       --       40,404
  Proceeds from Sale of Preferred Stock                                    --    4,026,475
  Payment of Dividends                                               (145,604)    (286,666)
  Proceeds from Notes Payable                                          54,408       88,886
  Borrowings on Lines of Credit                                        50,000           --
  Payments on Notes Payable and Capital Leases                       (123,182)     (74,823)
                                                                   ----------   ----------
              Net Cash Provided by (Used in) Financing Activities    (164,378)   3,794,276
                                                                   ----------   ----------
Net Increase (Decrease) in Cash and Cash Equivalents               (1,094,122)   3,038,891

Cash and Cash Equivalents, beginning of period                      2,630,616      581,311
                                                                   ----------   ----------
Cash and Cash Equivalents, end of period                           $1,536,494   $3,620,202
                                                                   ==========   ==========
Supplemental Disclosure of Cash Flow Information
  Cash Paid During the Period for Interest                         $   41,222   $   23,290
  Payment of Stock Dividends                                          120,596           --
  Note Payable Issued for Acquisition of Child Care Centers           425,000           --
                                                                   ==========   ==========

 The accompanying notes are an integral part of these consolidated financial statements.

                Sunrise Educational Services, Inc. and Subsidiary
                       (formerly Sunrise Preschools, Inc.)
                   Notes to Consolidated Financial Statements
                                  July 31, 1996

(1)  ORGANIZATION AND OPERATIONS:

Sunrise Preschools, Inc. (the Company) was incorporated in the State of Delaware in May 1987. As of July 31, 1996, the Company operates 31 child care centers in Arizona, Hawaii, Colorado and Wisconsin (see Note 4).

The Company is successor to Venture Educational Programs, Inc., an Arizona corporation formed in 1980, and Sunrise Preschools, Inc., an Arizona corporation, formed in 1985. The Company has one wholly owned subsidiary, Sunrise Preschools Hawaii, Inc., formed in fiscal 1990. Another subsidiary, Sunrise Holdings, Inc., formed in fiscal 1987, was dissolved effective September 10, 1994.

Effective February 1, 1994, a portion of the Company's operations were transferred to a Hawaii nonprofit corporation, Preschool Services, Inc. (PSI). Because of PSI's nonprofit status, PSI is eligible to receive certain grants and subsidies. The Company provides PSI with management, administration, educational programs and operation of PSI's preschools (see Note 4). The results of operations of the schools transferred to PSI are not included in the accompanying consolidated financial statements.

In December 1995, the Company completed a public offering of 333,333 newly issued shares of Series C Preferred Stock at $15 per share. Net proceeds from the offering were $4,026,475, which will be used primarily for expansion of the Company's operations, both through the opening of additional Company facilities and the acquisition of existing child care centers.

In February 1996, the underwriters of the public offering exercised their option to purchase 24,000 additional shares of Series C Preferred Stock to cover over-allotments. These shares were sold by the Company at the same price and same terms as those applicable to the initial offering of Series C Preferred Stock.

The Company intends to use the proceeds from the public offering primarily to acquire, open and equip additional child care centers. During fiscal 1996, the Company acquired or opened six additional centers, increasing its licensed capacity by approximately 1,011 additional children (see Note 3). Management is continuing to pursue various expansion and acquisition opportunities.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a)  BASIS OF CONSOLIDATION

The  consolidated   financial   statements   include  the  accounts  of  Sunrise
Preschools, Inc. and Sunrise Preschools Hawaii, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

     (b)  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  CASH AND CASH EQUIVALENTS

All short-term investments with a maturity of three months or less when purchased are considered to be cash equivalents. Cash equivalents, which consist primarily of government securities and other short-term investments, are stated at the lower of aggregate cost or market and totaled $2,027,054 at July 31, 1996.

     (d)  DEPRECIATION AND AMORTIZATION

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets, which range from three to twelve years. Leasehold improvements are amortized over the shorter of either the asset's useful life or the related lease term. Depreciation is computed on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes.

     (e)  INTANGIBLE ASSETS

Intangible assets represent the unamortized excess of the cost of acquisitions of existing child care centers, over the fair values of the centers' net tangible assets at the dates of acquisition. The intangible assets are being amortized using a straight-line method over various periods up to 20 years. Accumulated amortization at July 31, 1996 was $11,568. The recoverability of goodwill attributable to the Company's acquisition is continually assessed based on actual and projected levels of profitability and cash flows of the centers acquired on an undiscounted basis.

     (f)  PRE-OPENING COSTS

Pre-opening costs are expensed as incurred.

     (g)  ACCRUED EXPENSES

Accrued expenses include compensation and related benefits of $255,534.

     (h)  ADVERTISING EXPENSES

Advertising costs are expensed when incurred which is generally when the advertising first takes place. Advertising expenses were approximately $161,000 and $53,000 in 1996 and 1995, respectively.

     (i)  NET INCOME (LOSS) PER SHARE

Primary net income (loss) per share is computed by dividing net income available for common stock (net income less accrued dividends for the period on Series B and Series C Preferred Stock) by the weighted average number of common shares and common share equivalents outstanding during the period. Shares issuable upon the exercise of warrants and employee stock options that are considered antidilutive are not included in the weighted average number of common shares and common share equivalents outstanding.

Fully diluted net income per share for fiscal 1995 assumes the conversion of the Series B Preferred Stock into 500,000 shares of common stock.

     (j)  BASIS OF PRESENTATION

The fiscal year of the Company consists of eight four-week periods and four five-week periods. Each quarter of the Company's fiscal year consists of two four-week periods and one five-week period. The Company's fiscal year ends on the Saturday nearest July 31 of each year. However, for clarity of presentation, all information has been presented as if the fiscal year ended on July 31.

Certain reclassifications have been made to amounts previously reported for fiscal 1995 to conform with the fiscal 1996 presentation.

     (k)  CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with federally insured institutions and in mutual funds. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base. As a result, at July 31, 1996, the Company does not consider itself to have any significant concentrations of credit risk with respect to accounts receivable (see Note 4).

     (l)  FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires that the Company disclose estimated fair values of financial instruments. Cash and cash equivalents, accounts receivable, note receivable and notes payable are carried at amounts that reasonably approximate their fair values.

     (m)  RECENTLY ISSUED ACCOUNTING STANDARD

The Financial Accounting Standards Board's Statement No. 123, "Accounting for Stock Based Compensation" becomes effective in fiscal 1997. The Company intends to adopt the pro forma disclosure provisions of Statement No. 123.

(3)  ACQUISITIONS

During fiscal 1996, the Company purchased, for cash, the assets of the following five child care centers: two child care centers in the Denver, Colorado metropolitan area on November 1, 1995, one center in Colorado Springs, Colorado on April 5, 1996, one center in Sierra Vista, Arizona on April 16, 1996, and one center in Phoenix, Arizona on June 28, 1996. These acquisitions increased the Company's licensed capacity by 791. The total aggregate purchase price for these acquisitions was $850,000. Additional acquisition costs totaled $137,817.

The acquisitions were accounted for as purchases. The amount of each purchase price in excess of net tangible assets acquired was allocated among the following intangible assets: goodwill - $584,087; noncompete agreements - $105,000, and; customer base - $56,000.

Summarized below are the unaudited pro forma consolidated results of operations of the Company for the fiscal year ended July 31, 1996 assuming the acquisitions were consummated as of August 1, 1995. The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and are not necessarily indicative of what would have occurred had these transactions been made at August 1, 1995 or of results which may occur in the future.

      Revenues                                              $11,517,994
      Net loss                                                 (691,533)
      Net loss per common share and common share equivalent       (0.35)

(4)  PRESCHOOL SERVICES, INC.:

In January 1994, the Board of Directors approved the transfer of a portion of the Company's operations to Preschool Services, Inc. (PSI), a Hawaii nonprofit corporation. Because of PSI's nonprofit status, PSI is eligible to receive certain grants and subsidies. The Company provides PSI with management, administration and educational programs for PSI's child care centers and leases substantially all of the equipment and other property necessary for the operation of the related child care centers to PSI under an Administrative Services Agreement, License and Equipment Lease (the PSI Agreement). The PSI Agreement stipulates that the Company is to receive an administrative services fee (the Administrative Fee) for providing the services described above. For fiscal 1995, the Administrative Fee totaled $42,000. Pursuant to the PSI Agreement, the Administrative Fee equals 9% of PSI's adjusted gross revenues each month, subject to certain limitations. In addition, the Company is to receive lease payments of approximately $120,000 annually.

During fiscal 1995, the Company agreed to defer future Administrative Fees and lease payments due from PSI (which are an aggregate of approximately $170,000 annually) until such time as PSI's cash flow is adequate to fund these fees, which the Company estimates will be no sooner than 1998. In connection with this deferral, the accumulated amounts due from PSI at July 31, 1995, were converted to a promissory note equal to the present value of the expected future payments to be received from PSI related to the balance of the receivable outstanding at July 31, 1995, over a period of seven years. This resulted in a reduction in the outstanding receivable balance, through a charge to the provision for bad debts of $176,500 in fiscal 1995. The promissory note bears interest at 8.0%, with monthly payments due beginning January 1998 through July 2002. During 1996, an allowance was provided for all lease payments not paid by PSI to the Company which totaled approximately $374,000 and all administrative fees were deferred which totaled $42,000. At July 31, 1996 and 1995, the note receivable from PSI totaled $256,251.

Due to continued operating losses incurred during 1996, PSI approved a plan to close two of its schools upon the expiration of the leases. Since the estimated cash flows will not be sufficient to recover the leasehold improvements related to these two schools, the Company recorded an impairment reserve for these assets which totaled approximately $184,000 which is included in facilities and maintenance expenses in fiscal 1996.

Also, since the Company is the lessee for two these leases, it is contingently liable for the lease payments to third-parties. Since the estimated future cash flows of PSI will not be sufficient to make the scheduled lease payments, the Company recorded a contingent liability of approximately $418,000 related to the remaining lease payments which is included in facilities management and maintenance expenses in fiscal 1996.

(5)  PROPERTY AND EQUIPMENT:

Property and equipment and property and equipment leased to PSI consist of the following:
                                                          Property and
                                             Property       Equipment
                                           and Equipment  Leased to PSI
                                           -------------  -------------
Furniture and fixtures                     $   644,820    $   79,791
Equipment                                    1,296,939       277,907
Vehicles                                       631,627        84,142
Leasehold improvements                         681,162       978,558
                                           -----------    ----------
                                             3,254,548     1,420,398
Less-Accumulated depreciation and
amortization                                (1,867,861)     (869,106)

Less-Impaired asset reserve
and amortization                                    --      (184,000)
                                           -----------    ----------
                                           $ 1,386,687    $  367,292
                                           ===========    ==========

The Company held leasehold improvements and equipment under capital lease obligations with a carrying value of approximately $208,000 at July 31, 1996.

(6)  LINES OF CREDIT:

The Company currently has two bank lines of credit: (i) a $250,000 working capital line, which bears interest at prime (8.25% at July 31, 1996) plus 1.00% and; (ii) a $250,000 line of credit for the purchase of equipment, which bears interest at prime plus 1.25%. The lines of credit are secured by all of the Company's equipment, receivables and inventory. The amount available under the working capital line was $150,000 at July 31, 1996.

The Company is required to meet certain covenants under these lines of credit, including maintaining certain minimum net working capital balances and meeting certain net worth, debt and interest coverage ratios. The terms of the lines of credit also limit the ability of the Company to pay dividends without the consent of the bank. At July 31, 1996, the Company was in compliance with all covenants of the line of credit agreements except for its debt and interest coverage ratio which it obtained a waiver as of July 31, 1996.

These lines of credit are renewable each year on January 31. As of July 31, 1996, borrowings under the working capital line totaled $100,000. Borrowings under the equipment line consisted of drawdowns of $106,000, which were converted to five-year notes payable.

During fiscal 1996, the weighted average interest rate on the working capital line of credit was 9.25%. The Company expects to be able to renew the lines of credit under similar terms in the future. However, if the credit lines are not renewed, there is no assurance that they can be replaced.

(7)  NOTES PAYABLE AND CAPITAL LEASES:

Notes payable and capital leases consist of the following:

    Installment notes payable to financial institutions,
    payable monthly with interest rates ranging from
    7.2% to 17.0%, maturing through October 2000,
    secured by vehicles (carrying value of approximately
    $518,000 at July 31, 1996)                                    $ 401,974
                                                                  =========

    Capitalized  lease  obligations,  payable  monthly
    at interest rates ranging from 10.4% to 20.3%,
    maturing through December 2002                                  236,095
                                                                    638,069
    Less-current portion                                           (133,415)
                                                                   --------
    Long-term portion                                              $504,654
                                                                   ========

Repayments of notes payable and capital lease obligations are scheduled as follows:

  Year Ended
  July 31,                                  Notes              Capital
  --------                                  -----              -------
     1997                                  $86,977             $70,527
     1998                                  102,774              51,398
     1999                                  101,361              45,185
     2000                                   65,988              45,185
     2001                                   27,615              45,185
     Thereafter                             17,259              64,012
                                          --------             -------
                                          $401,974             321,492
                                          ========
Less - Amounts representing interest                           (85,397)
                                                              --------
                                                              $236,095
                                                              ========
(8)  COMMITMENTS AND CONTINGENCIES:

The Company leases 20 of its child care facilities and certain vehicles and equipment under agreements which have been classified as operating leases for financial reporting purposes. Under these agreements, the Company generally has responsibility for maintenance, utilities, taxes and insurance expenses. Certain agreements provide for the escalation of future rents based on the Consumer Price Index or other formulas. Renewal of the agreements are for periods of 5 to 25 years at the Company's discretion. Two of these child care facilities have been subleased to PSI (see Note 4).

For those leases that require fixed rental escalations during their lease terms, rent expense is recognized on a straight-line basis resulting in deferred rent of $460,040 at July 31, 1996. The liability will be satisfied through future rental payments.

The Company pays no rent at 11 of its child care centers. However, profit sharing arrangements exist with the owners of five of these facilities, all of which are managed for PSI. Amounts paid to the owners of these facilities are paid by PSI. The arrangements with the remaining six child care centers provide for the Company to be reimbursed for expenses and paid a predetermined fee for operating the child care centers.

Future lease commitments under noncancelable operating leases are as follows:

                    Year Ending
                      July 31,
                    -----------
                        1997            $ 2,658,798
                        1998              2,395,511
                        1999              1,924,866
                        2000              1,606,254
                        2001              1,390,206
                     Thereafter           3,165,411
                                        -----------
                                        $13,141,046
                                        ===========

During fiscal 1996 and 1995, the Company leased equipment used in two preschool facilities from an officer/stockholder for $2,000 per month. This lease expires in November 1996. The Company also leased four vehicles used at its preschool facilities during fiscal years 1996 and 1995 from officers/stockholders with aggregate monthly payments of $2,023 per month through April 1996, $1,641 per month through March 1997 and $1,190 per month thereafter through June 1998.

Total rent expense for operating leases, net of sublease income of $242,982 and $503,534 and including amounts paid to related parties of $51,256 and $48,290 for fiscal years 1996 and 1995, was $2,296,455 and $1,916,896 for fiscal years 1996 and 1995, respectively.

The Company has employment agreements with two of its principal officers (the Employee). These agreements, which have been amended from time-to-time, provide for minimum salary levels, cost of living changes, as well as for the payment of incentive bonuses, at the discretion of the Compensation Committee of the Company's Board of Directors, in accordance with Company bonus plans in effect. Each of the agreements has a perpetual three-year term, such that on any given date each agreement has a three-year remaining term. The agreements provide that the employees' salaries will be reviewed annually, but such salaries may not be decreased.

Each of the agreements provide that if the Employee is terminated by the Company other than for cause of disability, or by the Employee for good reason (as defined in the agreements), the Company shall pay to the Employee (i) his or her salary through the termination date plus any accrued but unpaid bonuses, and
(ii) a lump sum payment equal to the sum of three years of the Employee's annual salary and an amount equal to all bonuses paid to the Employee in the three years immediately preceding termination. In addition, the Company must maintain until the first to occur of (i) the Employee's attainment of alternative employment or (ii) three years from the date of termination, the Employee's benefits under the Company's benefit plans to which the Employee and his or her eligible beneficiaries were entitled immediately prior to the date of termination. In addition, all options or warrants to purchase common stock held by the Employee on the date of termination become exercisable on the date of termination, regardless of any vesting provisions, and remain exercisable for the longer of one year from the date of termination or the then remaining unexpired term of such warrants or options.

On April 14, 1995, the Company entered into an acquisition consulting and investor relations agreement with a consultant. Pursuant to the agreement, the consultant will provide various acquisition consulting and investor relations services to the Company, including consulting with the Company on matters involving the financial community as well as internal financial matters. The agreement calls for monthly payments of $3,000 for investor relations services until December 31, 1995, increasing to $5,700 through December 31, 1996. The consultant also is to be paid an acquisition consulting fee of $15,000 for each child care center acquired by the Company during the term of the agreement. Pursuant to the agreement, the Company granted the consultant, as additional consideration for consulting services, a warrant to purchase 145,000 shares of the Company's common stock at a price of $1.21875 per share and has agreed to reimburse the consultant for certain expenses. The agreement terminates on December 31, 1996; however, the agreement may be terminated for cause (as defined in the agreement) upon ten days notice to the consultant.

(9)  DEFERRED GAIN ON SALE AND LEASEBACK OF PRESCHOOL FACILITIES:

In 1988, the Company entered into sale and leaseback agreements for three preschool facilities. The aggregate gain of $490,939 is being amortized as a reduction of rent expense over the lease terms of ten and fifteen years. The unamortized deferred gain on the sale and leaseback of these preschool facilities was $132,651 at July 31, 1996.

(10) SHAREHOLDERS' EQUITY:

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $.01, and 1,000,000 shares of preferred stock par value $1.00.

     SALE OF COMMON STOCK AND WARRANTS:

At July 31, 1995, the Company issued warrants to purchase 1,000,000 shares of the Company's common stock outstanding. The warrants were issued as part of the Company's initial public offering in September 1987, and had an exercise price of $5.00 per share. On September 20, 1995, the expiration date of the warrants was extended until November 6, 1995 and the exercise price was reduced to $1.00 per share. As a condition of this extension and change in exercise price, warrant holders were able to exercise only one of every 16 warrants held or a total of 62,500 warrants. On November 6, 1995, warrants representing the right to purchase 47,074 shares of common stock were exercised, and the Company issued 47,074 shares of common stock in exchange for net proceeds of $40,404.

     SERIES A PREFERRED STOCK:

On February 10, 1995, the Board of Directors adopted a shareholder rights plan (the "Plan"), which authorized the distribution of one right to purchase one one-thousandth of a share of $1.00 par value Series A Participating Preferred Stock (a "Right") for each share of common stock of the Company. Rights will become exercisable following the tenth day (or such later date as may be determined by a majority of the Directors not affiliated with an acquiring person or group) after a person or group (a) acquires beneficial ownership of 15% or more of the Company's common stock or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's common stock.

Upon exercise, each Right will entitle the holder (other than the party seeking to acquire control of the Company) to acquire shares of the common stock of the Company or, in certain circumstances, such acquiring person at a 50% discount from market value. The Rights may be terminated by the Board of Directors at any time prior to the date they become exercisable; thereafter, they may be redeemed for a specified period of time at $0.001 per Right.

     SERIES B PREFERRED STOCK AND WARRANTS:

On April 6, 1990, the Company completed the sale of 500,000 shares of $1.00 par value Series A Preferred Stock for $500,000. On November 22, 1991, the Company issued 500,000 shares of its Series B Preferred Stock ("Series B") in exchange for its formerly issued Series A Preferred Stock and the Series A Preferred Stock was retired. The transaction also included the issuance of warrants to purchase up to 500,000 shares of the Company's common stock at any time during the period from April 6, 1990 to April 6, 1995 at $1.00 per share, subject to adjustment. On April 6, 1995, all 500,000 warrants were exercised. Proceeds from this issuance of common stock, net of issuance and registration costs of $33,815, were $466,185. Each share of Series B has a $1.00 per share liquidation preference, carries a $.10 per share annual cumulative dividend and is convertible into one share of the Company's common stock, subject to adjustment. Cumulative dividends payable on the Series B as of July 31, 1996 were $4,167.

     SERIES C PREFERRED STOCK:

In December 1995, the Company completed a public offering of 333,333 newly issued shares of Series C Convertible Preferred Stock ("Series C") at $15 per share. Net proceeds from the offering were $4,026,475.

In February 1996, the underwriters of the public offering exercised their option to purchase 24,000 additional shares of Series C Preferred Stock to cover over-allotments. These shares were sold by the Company at the same price and same terms as those applicable to the initial offering of Series C Preferred Stock.

Each share of Series C carries a 9% annual cumulative dividend and is convertible into 7.0588 shares of the Company's common stock. Dividends payable after the first anniversary of the sale of the Series C may, at the option of the Company, be paid in shares of Common Stock having a fair market value equal to the amount of the dividend. Cumulative dividends payable on the Series C as of July 31, 1996 were $40,200.

The Series C ranks junior to the Company's Series B in terms of dividends and liquidation rights, but senior to all other capital stock of the Company.

(11) INCOME TAXES:

Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on differences between the financial statement and tax bases of assets and liabilities at the tax rates in effect when these differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

At July 31, 1995, it was determined that the valuation allowance should be reduced by $220,000. Since management believed that it is more likely than not that the Company would generate sufficient taxable income to realize these future tax benefits. The changes in the valuation allowance resulted in the recording of an income tax benefit of $220,000 in the year ended July 31, 1995. This determination was based primarily on the improvement in the Company's net income during fiscal 1995 and 1994.

At July 31, 1996, it was determined that the valuation allowance should be increased by $244,000 to $732,000. The increase is due to additional deferred tax assets incurred during fiscal 1996 that, based on the weight of available evidence, more likely than not will not be realized.

If the Company is unable to generate sufficient taxable income in the future, increases in the valuation allowance will be required through a charge to expense. If, however, the Company achieves sufficient profitability to realize all of the deferred tax assets, the valuation allowance will be further reduced and reflected as an income tax benefit in future periods.

The components of the net deferred tax asset are as follows at July 31, 1996:

                                                 Current   Long-Term     Total
                                                 -------   ---------     -----
Deferred Tax Liabilities

     Excess of book basis over tax
         basis in fixed assets                       --   $ (68,000)  $ (68,000)
     Other                                           --      (4,000)     (4,000)
                                              ---------   ---------   ---------
                                                     --     (72,000)    (72,000)
                                              ---------   ---------   ---------
Deferred Tax Assets
     Tax effect of net operating loss
         carryforward                                --     775,000     775,000
     Allowance for doubtful accounts              5,000          --       5,000
     Accelerated tax depreciation                    --     164,000     164,000
     Deferred revenue                            25,000          --      25,000
     Accrued vacation and sick leave             52,000          --      52,000
     Deferred rent                               38,000     146,000     184,000
     Deferred gain on sale of real estate        18,000      35,000      53,000
     Asset impairment and rental reserve             --     241,000     241,000
     Valuation allowance                             --    (732,000)   (732,000)
                                              ---------   ---------   ---------
                                                138,000     629,000     767,000
                                              ---------   ---------   ---------
                                              $ 138,000   $ 557,000   $ 695,000
                                              =========   =========   =========

The Company's net operating loss carryforwards for federal income tax purposes, which comprise 62% of total deferred tax assets, at July 31, 1996, expire as follows:
                 2004                             $  443,399
                 2005                                861,342
                 2006                                564,007
                 2011                                308,463
                                                  ----------
                                                  $2,177,211
                                                  ==========

The Company's net operating loss carryforwards for state income tax purposes totaled approximately $300,000, which expire in 2001.

A reconciliation of the federal income tax rate to the Company's effective tax rate is as follows at July 31, 1996:


                                                          1996         1995
                                                          ----         ----
Statutory federal rate                                    (34)%         34%
State taxes, net of federal benefit                        (6)           6
Benefit of net operating loss carryforwards                --          (28)
Benefit due to reduction in valuation allowance            --          (50)
Increase in valuation allowance                            40           --
                                                          ---          ---
                                                           --%         (38)%
                                                          ===          ===
(12) RELATED PARTY TRANSACTIONS:

Certain officers of the Company have personally guaranteed child care facility lease payments to nonrelated parties. In addition, certain officers of the Company have personally guaranteed the Company's outstanding debt. As of July 31, 1996, the aggregate amounts of lease payments and other obligations guaranteed by these officers totaled approximately $5,317,000. See Note 8.

(13) EMPLOYEE BENEFIT PLANS:

     1987 STOCK OPTION PLAN

The Company's Stock Option Plan (the 1987 Plan) was adopted by the Board of Directors and approved by the stockholders in July 1987. Only employees (including officers and directors, subject to certain limitations) are eligible to receive options under the 1987 Plan, under which 240,000 shares of common stock are authorized for issuance. To date, options to purchase 237,937 of such shares have been granted; such options have terms of five to ten years, with exercise prices of $0.50 to $2.375 per share, which is generally the fair market value of the underlying shares as of the date of grant. Options are generally subject to a three or five-year vesting schedule.

The 1987 Plan provides for the granting to employees of either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options. The 1987 Plan is administered by the Board of Directors of the Company, or a committee of the Board, which determines the terms of options granted under the 1987 Plan, including the exercise price and the number of shares subject to the option. Generally, the exercise price of options granted under the 1987 Plan must be not less than the fair market value of the underlying shares on the date of grant, and the term of each option may not exceed eleven years (ten years in the case of incentive stock options). Incentive stock options granted to persons who have voting control over ten percent or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant and expire five years after the date of grant.

The 1987 Plan provides the Board of Directors with the discretion to determine when options granted thereunder shall become exercisable. Generally, such options may be exercised after a period of time specified by the Board of Directors at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1987 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

     1995 STOCK OPTION PLAN

The Company's 1995 Stock Option Plan (the 1995 Plan) authorizes the Board to grant options to employees of the Company to purchase up to an aggregate of 500,000 shares of common stock. Officers and other employees of the Company who, in the opinion of the Board of Directors, are responsible for the continued growth and development and the financial success of the Company are eligible to be granted options under the 1995 Plan. To date options to purchase 362,063 of such shares have been granted, with exercise prices of $1.375 to $2.25, per share. Options may be non-qualified options, incentive stock options, or any combination of the foregoing. In general, options granted under the 1995 Plan are not transferable and expire eleven years after the date of grant (ten years in the case of incentive stock options). The per share exercise price of an incentive stock option granted under the 1995 Plan may not be less than the fair market value of the common stock on the date of grant. Incentive stock options granted to persons who have voting control over 10% or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant and expire five years after the date of grant.

The 1995 Plan provides the Board of Directors with the discretion to determine when options granted thereunder will become exercisable. Generally, such options may be exercised after a period of time specified by the Board of Directors at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1995 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee. No option may be granted after May 2, 2005.

     NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

The Company's Non-Employee Directors Stock Option Plan (the Directors' Plan) was adopted by the Board of Directors in May 1995. Only non-employee directors are eligible to receive options under the Directors' Plan, under which 100,000 shares are authorized for issuance. To date, options to purchase 30,000 shares of common stock have been granted; such options have a term of six years with an exercise price of $1.375 to $2.1875 per share, which was the fair market value of the underlying shares on the date of grant. Except for options granted on the effective date of the Directors' Plan, which are fully vested, all options granted under the Directors' Plan will be subject to a one-year vesting schedule. All options granted or to be granted under the Directors' Plan are non-qualified stock options.

On the date the Directors' Plan was adopted by the Company's Board of Directors, each non-employee director was granted an option to acquire 10,000 shares of the Company's common stock. Each non-employee director who joins the Board of Directors after the date the Company's Board of Directors approved the plan will likewise receive an option to acquire 10,000 shares of the Company's common stock.

In addition to the foregoing option grants, each year every non-employee director automatically receives an option to acquire 5,000 shares of the Company's common stock on the third business day following the date the Company publicly announces its annual financial results; provided that such director has attended at least 75% of the meetings of the Board of Directors and of the Board Committees of which such non-employee director is a member in the preceding fiscal year.

No option granted under the Directors Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

The following summarizes the activity for the plans for the fiscal year ended July 31, 1996:
                                                                 Exercise Price
                                                   Total           per Share
                                                   -----           ---------
Options outstanding at
 beginning of year                                610,000        $ .50 - $2.375
   Granted                                         26,189        $ 3.75 -$ 2.25
   Canceled                                        (6,189)               $1.375
   Exercised                                           --
                                                  --------
Options outstanding
  at end of year                                  630,000        $ .50 - $2.375
                                                  =======        ==============
Exercisable at end of year                        396,480        $ .50 - $2.375
                                                  =======        ==============
Options available for
  grant at end of year                            210,000
                                                  =======
     401(K) PLAN

In June 1995, the Company implemented a contributory retirement plan (the 401(k)
Plan) for the majority of its employees with at least one year of service. The 401(k) Plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Code.

The 401(k) Plan provides that each participant may contribute up to 17% of their salary, not to exceed the statutory limit. The Company will make a fixed-matching contribution equal to 25% of each participant's contribution, up to a maximum of 2% of total annual cash compensation received by respective participants. Under the terms of the 401(k) Plan, the Company may also make discretionary year-end contributions. Each participant has the right to direct the investment of his or her funds among certain named plans.

(14) SUBSEQUENT EVENTS:

On August 22, 1996, the Company purchased the operations of four preschool centers in the Phoenix, Arizona metropolitan area. The consideration paid by the Company in connection with this acquisition was $775,000, of which $350,000 was paid at the closing of the purchase on August 22, 1996, and $425,000 was a note payable. The purchase of these centers was accounted for as a purchase in
accordance  with  Accounting   Principles   Board  Opinion  No.  16.

Pro forma (unaudited) information for the six month periods ended January 31, 1997 and 1996 follows:

                Sunrise Educational Services, Inc. and Subsidiary
           Unaudited Pro Forma Condensed Consolidated Income Statement
               For the Six Months Ended January 31, 1997 and 1996
                      (In thousands, except per share data)

                                                1997     1996
                                              -------   -------
     Operating Revenues                       $ 6,457   $ 5,422
     Operating Expenses                         6,480     5,322
                                              -------   -------
     Income from Operations                       (23)      100
     Non-operating Income (Expense)                45        (7)

                                              -------   -------
         Net Income                           $    22   $    93
                                              =======   =======
         Net Income Available for
             Common Stock                     $  (244)  $    18
                                              =======   =======
         Net Income per Common
             Share and Common Share
             Equivalent                       $ (0.08)  $  0.01
                                              =======   =======
         Average Shares Outstanding             3,021     2,957
                                              =======   =======

NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS WITH RESPECT TO THE OFFERING MADE HEREBY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE BUSINESS OF THE COMPANY SINCE THE DATE HEREOF.

                ----------------------

                 TABLE OF CONTENTS                      PAGE
                                                        ----
Available Information.................................    2
Prospectus Summary....................................    3
Risk Factors..........................................    6
Use of Proceeds.......................................   12
Dividend Policy.......................................   12
Market for Registrant's Common Equity
   and Related Stockholders Matters...................   13
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.......   14
Business..............................................   22
Management............................................   35
Executive Compensation................................   37
Certain Relationships and Related Transactions........   42
Principal and Selling Securityholders.................   43
Plan of Distribution..................................   46
Description of Securities.............................   47
Legal Matters.........................................   54
Experts...............................................   54
Changes in and Disagreements with Accountants
  on Accounting and Financial Disclosure..............   55
Financial Statements..................................  F-1



                                1,382,229 SHARES
                                OF COMMON STOCK

                               SUNRISE EDUCATIONAL
                                 SERVICES, INC.


                                     [LOGO]


                                -----------------
                                   PROSPECTUS
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                                  June 17, 1997